SALE OF SHARES AND CLAIMS AGREEMENT
between
VILLAGE MAIN REEF LIMITED
DRDGOLD LIMITED
BUSINESS VENTURE INVESTMENTS NO 1557 PROPRIETARY LIMITED
and
BLYVOORUITZICHT GOLD MINING COMPANY LIMITED

3516495v1Sale of Shares Claims Agreement – Execution (060212)
6 February 2012
TABLE OF CONTENTS
1
PARTIES........................................................................................................................ 1
2
INTERPRETATION........................................................................................................ 1
3
INTRODUCTION......................................................................................................... 15
4
PART A CONDITIONS PRECEDENT........................................................................ 15
5
PART B CONDITIONS PRECEDENT........................................................................ 17
6
MERGER NOTIFICATION TO COMPETITION AUTHORITIES............................... 18
7
CONVERSION APPLICATION ................................................................................. 19
8
SHARE SALE CONSENT APPLICATION................................................................ 20
9
DUE DILIGENCE INVESTIGATION............................................................................ 21
10
PART A SALE ............................................................................................................. 21
11
SALE CLAIMS PURCHASE CONSIDERATION ...................................................... 21
12
PART A CLOSING ...................................................................................................... 21
13
AGENT APPOINTMENT ............................................................................................. 24
14
PART B IMPLEMENTATION ..................................................................................... 25
15
CALL OPTION............................................................................................................. 38
16
PART B SALE ............................................................................................................. 39
17
SALE SHARES PURCHASE CONSIDERATION...................................................... 39
18
PART B CLOSING ...................................................................................................... 39
19
PART A INTERIM PERIOD AND LIAISON ON CONDUCT OF BUSINESS ........... 40
20
RAND REFINERY SHARES ........................................................................................ 43
21
WORKING CAPITAL................................................................................................... 44
22
SHARE OPTION SCHEME ......................................................................................... 45
23
WARRANTIES BY THE SELLER ............................................................................... 46
24
INDEMNITIES BY THE SELLER ................................................................................. 48
25
SELLER'S LIMITATION OF LIABILITY...................................................................... 51
26
NO DUPLICATION OF RECOVERY BY THE PURCHASER .................................... 52
27
WARRANTIES BY VMR............................................................................................... 52
28
INDEMNITIES BY VMR ................................................................................................ 53
29
VMR LIMITATION OF LIABILITY ............................................................................... 54
30
NO DUPLICATION OF RECOVERY BY THE SELLER ............................................. 56
31
VMR GUARANTEE ...................................................................................................... 56
32
PURCHASER'S RIGHT TO TERMINATE................................................................... 57
33
SELLER'S RIGHT TO TERMINATE ........................................................................... 58
34
PROTECTION OF RIGHTS.......................................................................................... 59
35
GENERAL WARRANTIES .......................................................................................... 60
36
PUBLICITY ................................................................................................................... 60
37
SUPPORT..................................................................................................................... 61
38
BREACH........................................................................................................................ 61
39
DISPUTE RESOLUTION............................................................................................. 62
40
NOTICES AND DOMICILIA ........................................................................................ 63

41
BENEFIT OF THE AGREEMENT ............................................................................... 65
42
APPLICABLE LAW AND JURISDICTION .............................................................. 65
43
GENERAL.................................................................................................................... 65
44
COSTS........................................................................................................................ 67
45
SIGNATURE ............................................................................................................... 67
ANNEXURES
ANNEXURE "1" : COMPANY'S AUDITED ACCOUNTS
ANNEXURE "2" : DISCLOSURE SCHEDULE
ANNEXURE "3" : DOORNFONTEIN AUDITED ACCOUNTS
ANNEXURE "4" : ETF AUDITED ACCOUNTS
ANNEXURE "5" : IMMOVABLE PROPERTY
ANNEXURE "6" : OPERATING BUDGET
ANNEXURE "7" : WARRANTIES
ANNEXURE "8" : WORKING CAPITAL CALCULATION
ANNEXURE "9": TRANSFER SECRETARY INSTRUCTION
ANNEXURE "10": VIRTUAL DATA ROOM INDEX

1

PARTIES
1.1 The Parties to this Agreement are –
1.1.1 Village Main Reef Limited;
1.1.2               DRDGOLD Limited;
1.1.3 Business Venture Investments No 1557 Proprietary Limited; and
1.1.4 Blyvooruitzicht Gold Mining Company Limited.
1.2 The Parties agree as set out below.
2
INTERPRETATION
2.1 In this Agreement, unless the context indicates a contrary intention, the following words and expressions bear the meanings assigned to them and cognate expressions bear corresponding meanings –
2.1.1              "Adverse Consequences" means all adverse consequences of whatever description including, but not limited to, all actions, applications, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, interdicts, judgements, orders, decrees, directives, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, environmental liabilities, obligations, tax, liens, losses, compensation
(including compensation paid or payable to any employee), expenses and fees, including reasonable fees and expenses of attorneys, counsel, accountants, consultants and experts;
2.1.2               "AFSA" means the Arbitration Foundation of Southern Africa;
2.1.3               "Agent Appointment" means the written appointment of the Purchaser by the
Seller in accordance with clause 13 in terms of which the Purchaser is appointed as the Seller's agent to render the corporate services under and in terms of the DRD Management Agreement;
2.1.4               "Agreement" means this sale of shares and claims agreement, including all annexures hereto;

2.1.5               "Audited Accounts" means the Company's Audited Accounts, the
Doornfontein Audited Accounts and the ETF Audited Accounts;
2.1.6               "Auditors" means the auditors of the Company, being KPMG Inc.;
2.1.7              "Board" means the board of directors of the Company from time to time;
2.1.8               "Business" means the gold mining business carried on by the Company as at the Signature Date;
2.1.9               "Call Option" means the call option set out in clause 15;
2.1.10             "CDH" means Cliffe Dekker Hofmeyr Incorporated, registration number
2008/018923/21, a limited liability private company duly incorporated in accordance with the laws of South Africa;
2.1.11            "Commissioner" means the Commissioner, appointed in terms of section 189 of the Companies Act;
2.1.12             "Companies Act" means the Companies Act, No 71 of 2008, provided that, to the extent that this Agreement or any Warranty refers to or includes a reference to the compliance by the Company with the provisions of the
Companies Act in respect of any matter prior to 1 May 2011, references to the
"Companies Act" shall include the Companies Act, No 61 of 1973;
2.1.13             "Company" means Blyvooruitzicht Gold Mining Company Limited, registration number 1937/009743/06, a limited liability public company duly incorporated in accordance with the laws of South Africa;
2.1.14             "Company's Audited Accounts" means the most recent signed audited annual financial statements of the Company as at and in respect of the financial year ended 30 June 2011, a copy of which is annexed hereto marked
Annexure "1"
2.1.15             "Competition Act" means the Competition Act, No 89 of 1998;
2.1.16             "Competition Authorities" means the commission established pursuant to
Chapter 4, Part A of the Competition Act or the tribunal established pursuant to Chapter 4, Part B of the Competition Act or the appeal court established pursuant to Chapter 4, Part C of the Competition Act, as the case may be;
2.1.17             "Consideration Shares" means 85,714,286 (eighty five million seven hundred and fourteen thousand two hundred and eighty six) VMR Shares;
2.1.18             "Conversion" means the conversion of the Old Order Mining Right to the New
Order Mining Right in terms of Item 7 of Schedule II to the MPRDA;
2.1.19             "Conversion Application" means the application submitted by the Company to the DMR on 15 June 2007 in terms of which the Company applied for the
Conversion, as amended from time to time by the Company;
2.1.20             "CPI" means the average annual rate of change (expressed as a percentage)
in the Consumer Price Index, for all urban areas as published in the
Government Gazette by Statistics South Africa, or such other index reflecting the official rate of inflation in the Republic of South Africa as may replace it, which annual change shall be determined by comparing the most recently published monthly index with the index published in respect of the corresponding month in the previous year;
2.1.21            "Disclosure Schedule" means the disclosure schedule attached hereto as
Annexure "2";
2.1.22             "Distribution" means any distribution whatsoever to shareholders, including distributions by way of dividends (including dividends in specie), capital reduction, share repurchases, fees, interest payments, royalties, repayment of loan accounts and the like;
2.1.23             "DMR" means the Department of Mineral Resources, formerly the Department of Minerals and Energy;
2.1.24             "Doornfontein" means Doornfontein Gold Mining Company Limited, registration number 1947/024709/06, a limited liability public company duly incorporated in accordance with the laws of South Africa;
2.1.25            "Doornfontein Audited Accounts" means the most recent signed audited annual financial statements of Doornfontein as at and in respect of the financial year ended 30 June 2011, a copy of which is annexed hereto marked
Annexure "3"
2.1.26             "DRD Group" means the Seller and any company, body corporate or other undertaking which is a subsidiary of the Seller in terms of the Listings
Requirements;
2.1.27             "DRD Management Agreement" means the corporate services agreement concluded between the Seller and the Company on 1 October 2010;
2.1.28             "Due Diligence Investigation" means the financial, legal, operational, tax and environmental due diligence investigation which has been conducted into the affairs of the Company and the Business by VMR and/or its representatives prior to the Signature Date;
2.1.29             "Environmental Law" means, in relation to South Africa –
2.1.29.1 common law duties and rules, national, provincial and municipal legislation
(including regulations and other subsidiary legislation), and self-executing provisions of international agreements approved by Parliament, that are concerned with the protection or rehabilitation of the Environment, the use of natural resources (including land), and the maintenance of an
Environment conducive to human health and well-being;
2.1.29.2 directives, orders or other instructions lawfully given by a Governmental
Body exercising powers under any provision referred to in this clause 2.1.29, and;
2.1.29.3 Licences, authorisations and exemptions issued under any provision referred to in this clause 2.1.29;
2.1.30            "Environmental Trust Fund" means the Blyvooruitzicht Rehabilitation Trust
Fund, Master's reference number IT 7/95, a trust established in accordance with the laws of the Republic of South Africa;
2.1.31            "ETF Audited Accounts" means the most recent signed audited annual financial statements of the Environmental Trust Fund as at and in respect of the financial year ended 30 June 2011, a copy of which is annexed hereto marked Annexure "4"
2.1.32            "Escrow Agent" means Malan Scholes Incorporated, registration number
2006/028137/21, a firm of attorneys duly incorporated as a private company in the Republic of South Africa;
2.1.33             "Escrow Agreement" means the escrow agreement to be concluded between the Purchaser, the Seller and the Escrow Agent in terms of which the Escrow
Agent will hold the Escrow Shares in escrow pending the outcome of the
Conversion Application and the Share Sale Consent Application as more fully set out in clause 13;

2.1.34            "Escrow Shares" means 20,000,000 (twenty million) VMR Shares, which form part of the Consideration Shares;
2.1.35            "Governmental Body" means, in relation to South Africa, any national body, any state, province, municipality, or subdivision of any of the foregoing, any
Governmental department, or any agency, court, entity, commission, board, ministry, bureau, locality or authority of any of the foregoing, or any quasi-
Governmental or private body exercising any regulatory, taxing, importing, exporting, or other Governmental or quasi-Governmental function;
2.1.36             "IFRS" means International Financial Reporting Standards as issued by the
Board of the International Accounting Standards Committee from time to time;
2.1.37             "Immovable Property" means the immovable property owned by the
Company, details of which are contained in Annexure "5";
2.1.38            "Independent Auditors" means such independent auditors as may be agreed in writing between the Parties, or failing agreement within 10 (ten) business days from the date of a request by any Party for such agreement, appointed by the Executive President, or failing him for any reason, then by the most senior officer for the time being of the South African Institute of Chartered
Accountants from one of the 4 (four) largest (based on number of partners or shareholders or directors) independent firms of auditors in South Africa at the time;
2.1.39            "Intellectual Property" means the following in any location or jurisdiction worldwide –
2.1.39.1 all inventions (whether patentable or unpatentable) and whether or not reduced to practise), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all revisions, extensions and re-examinations thereof;
2.1.39.2 all trade marks, service marks, trade dress, logos, trade names and corporate names, (including all domain names, internet and intranet names, addresses, icons and other designations useful to identify or locate the
Company or the Business on a computer network such as the world wide web), together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith;

2.1.39.3 all works capable of copyright, all copyright, and all applications, registrations and renewals in connection therewith;
2.1.39.4 all trade secrets and business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supply lists, pricing and cost information, and business and marketing plans and proposals);
2.1.39.5 all computer software (including data and related documentation);
2.1.39.6 all patterns and/or designs and design applications and registrations;
2.1.39.7 all other proprietary rights; and
2.1.39.8 all copies and tangible embodiments thereof, in each instance in whatever form or medium;
2.1.40            "JSE" means the securities exchange licensed in terms of the Securities
Services Act, No.36 of 2004, owned and operated by JSE Limited, registration number 2005/022939/06, a limited liability public company duly incorporated in the Republic of South Africa;
2.1.41             "Licence" means any licence, permit, approval, consent, authorisation, order, licence application, and licence amendment application of or to a
Governmental Body and all governmental or third party product registrations or approvals;
2.1.42             "Listings Requirements" means the listings requirements of the JSE;
2.1.43              "Material Adverse Change" means in respect of –
2.1.43.1 the Company -
2.1.43.1.1 a single adverse fact which is discovered by the Purchaser or VMR after the Signature Date, which directly contradicts any disclosures or information provided by the Company and/or the Seller to VMR during the Due Diligence Process, and which has or can reasonably be expected to result in a R20,000,000 (twenty million rand) or more reduction in the Company's Net Asset Value; or
2.1.43.1.2 after the Signature Date, there is a 20% (twenty percent) or more decrease in the average US Dollar gold price as at the Signature Date,

as calculated over a period of 20 (twenty) consecutive business days; or
2.1.43.1.3 after the Signature Date any Material Business Asset is lost or destroyed; and
2.1.43.2 the Purchaser, the volume weighted average traded price of a VMR Share on the JSE drops below R1.25 (one rand and twenty five cents) (which amount is to be calculated net of any dividend or other distribution declared by VMR from time to time), for any consecutive 7 (seven) trading day period after the Signature Date;
2.1.44            "Material Business Asset" means any individual asset of the Company used in respect of the Business which is valued at R500,000 (five hundred thousand rand) or more;
2.1.45            "Mine" means the mine generally known as "Blyvoor Mine", situate near
Carletonville which, as at the Signature Date is owned and operated by the
Company;
2.1.46            "Mine Management Consulting Agreement" means the mine management consulting agreement entered into between TTP and the Seller on or about 21
December 2011;
2.1.47            "Mining Titles Office" means the Mineral and Petroleum Titles Registration
Office established in terms of section 2 of the Mining Titles Registration Act,
No. 16 of 1967;
2.1.48            "Minister" means the Minister of Mineral Resources, and includes any person to whom the Minister has delegated powers and functions in terms of section
103 of the MPRDA;
2.1.49            "Merger Notification" means the merger notice to be submitted to the
Competition Authorities as contemplated in clause 5;
2.1.50            "MPRDA" means the Mineral and Petroleum Resources Development Act, No
28 of 2002;
2.1.51            "Net Asset Value" means the consolidated net tangible asset value of the
Company, being an amount equal to the aggregate of the total assets of the
Company (excluding non-tangible assets), valued at their historical cost less provisions and depreciation and excluding all revaluations and goodwill, less the total liabilities of the Company;

2.1.52            "New Order Mining Right" means the new order mining right which the
Company has applied for in terms of the Conversion Application;
2.1.53            "Old Order Mining Right" means the old order mining right granted to the
Company on 6 December 1999, under right number ML 46/99, in force immediately before the date on which the MPRDA took effect;
2.1.54            "Operating Budget" means the Company's operating budget at the Signature
Date, annexed hereto marked Annexure "6", as amended or replaced from time to time upon the recommendation of TTP pursuant to the Mine
Management Consulting Agreement;
2.1.55             "Part A Closing" means the part A closing as contemplated in clause 12;
2.1.56             "Part B Closing" means the part B closing as contemplated in clause 18;
2.1.57            "Part A Closing Date" means the 3
rd
(third) business day after the day on
which the last of the Part A Conditions Precedent is fulfilled or waived in accordance with the provisions of clause 4, as the case may be;
2.1.58            "Part B Closing Date" means the 3
rd
(third) business day after the day on
which the last of the Part B Conditions Precedent is fulfilled, waived or deemed to be waived in accordance with the provisions of clause 5, as the case may be;
2.1.59             "Part A Conditions Precedent" means the conditions precedent set out in clause 4;
2.1.60             "Part B Conditions Precedent" means the conditions precedent set out in clause 5;
2.1.61            "Part A Interim Period" means the period extending from the Signature Date up to the Part A Closing Date;
2.1.62            "Part A Sale" means the sale of the Sale Claims as envisaged in clause 10;
2.1.63            "Part B Sale" means the sale of the Sale Shares as envisaged in clause 16;
2.1.64           "Parties" means the parties to this Agreement;
2.1.65            "Preference Shares" means the cumulative participating A preference shares, the B preference shares and the C preference share in the share capital of the
Company;

2.1.66            "Prime Rate" means the publicly quoted basic rate of interest, compounded monthly in arrears and calculated on a 365 (three hundred and sixty five) day year irrespective of whether or not the year is a leap year, from time to time published by Absa Bank Limited as being its prime overdraft rate, as purportedly certified by any representative of that bank whose appointment and designation it shall not be necessary to prove;
2.1.67            "Purchaser" means Business Venture Investments No 1557 Proprietary
Limited, registration number 2011/131025/07, a limited liability private company duly incorporated in accordance with the laws of South Africa, being a wholly owned subsidiary of VMR;
2.1.68             "Rand Refinery" means Rand Refinery Limited, registration number
1920/006598/06, a limited liability private company duly incorporated in accordance with the laws of South Africa;
2.1.69             "Rand Refinery Shares" means 9,385 (nine thousand three hundred and eighty five) shares in the issued share capital of Rand Refinery held by the
Company as at the Signature Date;
2.1.70             "Sale" means the Part A Sale and the Part B Sale;
2.1.71             "Sale Claims" means the Working Capital Claim and the Shareholder Claim;
2.1.72             "Sale Claims Purchase Consideration" means the amount payable by the
Purchaser to the Seller for the Sale Claims in terms of this Agreement, as set out in clause 11;
2.1.73             "Sale Equity" means the Sale Shares and the Sale Claims;
2.1.74             "Sale Shares" means 37,572,178 (thirty seven million five hundred and seventy two thousand one hundred and seventy eight) ordinary shares in the issued ordinary share capital of the Company having a par value of R0.25
(twenty five cents) each, constituting 74% (seventy four percent) of the entire issued ordinary share capital of the Company as at the Signature Date, the
Part A Closing Date and the Part B Closing Date;
2.1.75            "Sale Shares Purchase Consideration" means the amount payable by the
Purchaser to the Seller for the Sale Shares in terms of this Agreement, as set out in clause 17;
2.1.76             "Savuka Transaction Agreements" means, collectively –

2.1.76.1 the sale of mining right agreement to be entered into between AngloGold
Ashanti Limited ("AngloGold") and the Company in respect of the portion of the West Wits Mining Right that relates to Block A of the Savuka Mining
Area (i.e. the area subject to the West Wits Mining Right that relates to the
Savuka gold mine), measuring approximately 390,000 (three hundred and ninety thousand) square metres ("Acquired Mining Area"); and
2.1.76.2 the contract mining agreement to be entered into between AngloGold and the Company in terms of which AngloGold will appoint the Company as an independent contractor, pending the implementation of the sale of the mining rights referred to in clause 2.1.76.1, to manage and carry out the mining operations in, on and under the Acquired Mining Area; and
2.1.76.3 the pumping infrastructure agreement to be entered into between
AngloGold and the Company in terms of which AngloGold and the
Company will agree on the implementation of an interim arrangement in respect of shafts 4 and 6 of the Mine pending the installation of the new pumping infrastructure at shaft 5;
2.1.77             "Seller" means DRDGOLD Limited, registration number 1895/000926/06, a limited liability public company duly incorporated in accordance with the laws of South Africa;
2.1.78             "Seller's Designated Account" means the bank account nominated by the
Seller, the details of which are set out below, or such other bank account as the Seller may designate in writing on 5 (five) business days' notice to the
Purchaser –
Name of Account
DRDGOLD Treasury
Bank:
Standard Bank
Branch:
Johannesburg
Branch Code:
000205
Account Number:
042463
2.1.79             "Share Sale Consent" means approval granted by the Minister for the transfer of a controlling interest in the Company from the Seller to the Purchaser in terms of section 11 of the MPRDA;
2.1.80             "Share Sale Consent Application" means the application for the Share Sale
Consent;
2.1.81             "Shareholder Claim" means all amounts owing by the Company to the Seller as at the Part A Closing Date on account of the loan advanced to the
Company by the Seller;
2.1.82            "Signature Date" means the date of signature of this Agreement by the Party last signing;
2.1.83            "Takeover Panel" means the Takeover Regulation Panel established in terms of section 196 of the Companies Act;
2.1.84             "Takeover Regulations" means the Takeover Regulations to the Companies
Act;
2.1.85             "Transfer Secretary" means VMR's transfer secretary, from time to time, being Link Market Services South Africa (Proprietary) Limited as at the
Signature Date;
2.1.86             "TTP" means To The Point Growth Specialists (Proprietary) Limited, registration number 2007/023690/07, a limited liability private company duly incorporated in the Republic of South Africa;
2.1.87             "Unencumbered Shares" means 65,714,286 (sixty five million seven hundred and fourteen thousand two hundred and eighty six) VMR Shares, which form part of the Consideration Shares;
2.1.88             "VMR Shares" means ordinary shares in the share capital of VMR having a par value of R0.125 (twelve and a half cents) each;
2.1.89             "VMR" means Village Main Reef Limited, registration number 1934/005703/06, a limited liability public company duly incorporated in accordance with the laws of South Africa;
2.1.90             "VMR Group" means VMR and any company, body corporate or other undertaking which is a subsidiary of VMR in terms of the Listings
Requirements;
2.1.91             "VMR Warranties" means the warranties in clause 27 and otherwise expressly given by VMR and/or the Purchaser to the Seller in terms of this
Agreement;
2.1.92             "Warranties" means the warranties in Annexure "7" and otherwise expressly given by the Seller to the Purchaser in terms of this Agreement;

2.1.93            "Working Capital" means the Company's working capital calculated in accordance with the methodology set out in Annexure "8"; and
2.1.94            "Working Capital Claim" means all amounts owing by the Company to the
Seller as at the Part A Closing Date on account of the working capital loan advanced by the Seller to the Company, which loan bears interest at the Prime
Rate less 400 (four hundred) basis points.
2.2 In this Agreement -
2.2.1 clause headings and the heading of the Agreement are for convenience only and are not to be used in its interpretation;
2.2.2 an expression which denotes -
2.2.2.1 any gender includes the other genders;
2.2.2.2
a natural person includes a juristic person and vice versa;
2.2.2.3
the singular includes the plural and vice versa; and
2.2.2.4 a Party includes a reference to that Party’s successors in title and assigns allowed at law; and
2.2.3 a reference to a consecutive series of two or more clauses is deemed to be inclusive of both the first and last mentioned clauses.
2.3 Any reference in this Agreement to –
2.3.1              "business hours" shall be construed as being the hours between 08h30 and
17h00 on any business day. Any reference to time shall be based upon South
African Standard Time;
2.3.2               "days" shall be construed as calendar days unless qualified by the word
"business", in which instance a "business day" will be any day other than a
Saturday, Sunday or public holiday as gazetted by the government of the
Republic of South Africa from time to time;
2.3.3               "laws" means all constitutions; statutes; regulations; by-laws; codes;
ordinances; decrees; rules; judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings, or awards;
policies; voluntary restraints; guidelines; directives; compliance notices;
abatement notices; agreements with, requirements of, or instructions by any

Governmental Body; and the common law, and "law" shall have a similar meaning
2.3.4               "person" means any natural person, company, close corporation, trust, partnership, joint venture, association, unincorporated association,
Governmental Body, or other entity whether or not having separate legal personality; and
2.3.5               "tax" means all income tax, capital gains tax, secondary tax on companies (or any similar tax replacing or substituting it), dividend tax, value-added tax, stamp duty, securities transfer tax, uncertificated securities tax, PAYE, levies, assessments, imposts, deductions, charges and withholdings whatsoever in terms of any tax legislation, and includes all penalties and interest payable as a consequence of any failure or delay in paying any taxes.
2.4
The words "include" and "including" mean "include without limitation" and
"including without limitation". The use of the words "include" and "including"
followed by a specific example or examples shall not be construed as limiting the meaning of the general wording preceding it.
2.5 Any substantive provision, conferring rights or imposing obligations on a Party and appearing in any of the definitions in this clause 2 or elsewhere in this
Agreement, shall be given effect to as if it were a substantive provision in the body of the Agreement.
2.6 Words and expressions defined in any clause of or Annexure to this Agreement
(other than the Disclosure Schedule) shall, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout this Agreement.
2.7 Unless otherwise provided, defined terms appearing in this Agreement in title case shall be given their meaning as defined, while the same terms appearing in lower case shall be interpreted in accordance with their plain English meaning.
2.8 A reference to any statutory enactment shall be construed as a reference to that enactment as at the Signature Date and as amended or substituted from time to time.
2.9 Unless specifically otherwise provided, any number of days prescribed shall be determined by excluding the first and including the last day or, where the last day falls on a day that is not a business day, the next succeeding business day.

2.10 If the due date for performance of any obligation in terms of this Agreement is a day which is not a business day then (unless otherwise stipulated) the due date for performance of the relevant obligation shall be next succeeding business day.
2.11 Where figures are referred to in numerals and in words, and there is any conflict between the two, the words shall prevail, unless the context indicates a contrary intention.
2.12 The rule of construction that this Agreement shall be interpreted against the Party responsible for the drafting of this Agreement, shall not apply.
2.13 No provision of this Agreement shall (unless otherwise stipulated) constitute a stipulation for the benefit of any person (stipulatio alteri) who is not a Party to this
Agreement.
2.14 The use of any expression in this Agreement covering a process available under
South African law, such as winding-up, shall, if any of the Parties to this
Agreement is subject to the law of any other jurisdiction, be construed as including any equivalent or analogous proceedings under the law of such other jurisdiction.
2.15
Whenever any person is required to act "as an expert and not as an arbitrator" in terms of this Agreement, then –
2.15.1 the determination of the expert shall (in the absence of manifest error) be final and binding;
2.15.2 subject to any express provision to the contrary, the expert shall determine the liability for his or its charges, which shall be paid accordingly;
2.15.3 the expert shall be entitled to determine such methods and processes as he or it may, in his or its sole discretion, deem appropriate in the circumstances provided that the expert may not adopt any process which is manifestly biased, unfair or unreasonable;
2.15.4 the expert shall consult with the relevant Parties (provided that the extent of the expert's consultation shall be in his or its sole discretion) prior to rendering a determination; and
2.15.5 having regard to the sensitivity of any confidential information, the expert shall be entitled to take advice from any person considered by him or it to have expert knowledge with reference to the matter in question.

2.16
Any reference in this Agreement to "this Agreement" or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document, as amended, varied, novated or supplemented from time to time.
2.17
In this Agreement the words "clause" or "clauses" and "annexure" or
"annexures" refer to clauses of and annexures to this Agreement.
3
INTRODUCTION
3.1 The Sale Shares are beneficially owned by and registered in the name of the
Seller.
3.2 The Company is indebted to the Seller in respect of the Sale Claims.
3.3 The Purchaser wishes to –
3.3.1 purchase the Sale Claims from the Seller and the Seller has agreed to sell the
Sale Claims to the Purchaser with effect from the Part A Closing Date;
3.3.2 purchase the Sale Shares from the Seller and the Seller has agreed to sell the
Sale Shares to the Purchaser with effect from the Part B Closing Date, on the terms and subject to the conditions herein contained.
3.4 Furthermore, it is recorded that the Seller wishes to appoint the Purchaser as its agent to render the corporate services on its behalf in terms of the DRD
Management Agreement.
3.5 The Parties wish to record in writing their agreement in respect of the above and matters ancillary thereto.
4
PART A CONDITIONS PRECEDENT
4.1 Save for clauses 1 to 8, clauses 19, 20 and 21, clauses 23 to 45, all of which will become effective immediately, this Agreement is subject to the fulfilment of the
Part A Conditions Precedent that -
4.1.1 by not later than 17h00 on 30 May 2012, the Sale and all agreements and transactions contemplated in this Agreement (to the extent necessary) have been unconditionally approved by the Competition Authorities in terms of the
Competition Act, or conditionally approved on terms and conditions which each of the Purchaser and Seller confirms in writing to the other (by not later than the said date and time) to be acceptable to it;
4.1.2
by not later than 17h00 on 30 May 2012, the Savuka Transaction Agreements have been concluded, to the satisfaction of the Purchaser, acting reasonably;
and
4.1.3
by not later than 30 March 2012, the Escrow Agreement is concluded and becomes unconditional save for any condition requiring the conclusion of this
Agreement and the Part A Conditions Precedent to be fulfilled or waived, as the case may be.
4.2
The Seller shall use reasonable endeavours to procure the fulfilment of the
Condition Precedent contained in clause 4.1.2 as soon as reasonably possible after the Signature Date and shall, to the extent that such Condition Precedent has been fulfilled prior to the expiry of the relevant time period set out in that clause, furnish to the Purchaser documents evidencing the fulfilment of such
Condition Precedent to the Purchaser's satisfaction, acting reasonably.
4.3
All Parties shall use their reasonable endeavours and the Parties will co-operate in good faith to procure the fulfilment of the Part A Conditions Precedent contained in clauses 4.1.1 and 4.1.3 as soon as reasonably possible after the
Signature Date.
4.4
The Part A Conditions Precedent set out in –
4.4.1
clause 4.1.2 has been inserted for the benefit of the Purchaser, which will be entitled to waive fulfilment of the said Part A Condition Precedent, in whole or in part, on written notice to the Seller prior to the expiry of the relevant time period set out in that clause;
4.4.2
clause 4.1.3 has been inserted for the benefit of the Purchaser and the Seller, which will be entitled to waive fulfilment of the said Part A Condition
Precedent, in whole or in part, by written agreement prior to the expiry of the relevant time period set out in that clause; and
4.4.3
clause 4.1.1 is not capable of being waived.
4.5
Unless all the Part A Conditions Precedent have been fulfilled or waived by not later than the relevant dates for fulfilment thereof set out in clause 4.1 (or such later date or dates as may be agreed in writing between the Parties before the aforesaid date or dates) the provisions of this Agreement, save for clauses 1 to 4, clause 6.5, clause 30 and clauses 34 to 45 which will remain of full force and effect, will never become of any force or effect and the status quo ante will be restored as near as may be possible and none of the Parties will have any claim against the others in terms hereof or arising from the failure of the Part A
Conditions Precedent, save for any claims arising from a breach of clause 4.2 or
4.3.
5
PART B CONDITIONS PRECEDENT
5.1 Notwithstanding the provisions of clause 4.1, the provisions of clauses 16 to 18 are subject to the fulfilment of the Part B Conditions Precedent that -
5.1.1 by not later than 17h00 on the 2
nd
(second) anniversary of the Signature Date,
(i) the Conversion has occurred, (ii) the New Order Mining Right has been notarially executed and (iii) the New Order Mining Right has been registered in the Mining Titles Office; and
5.1.2 by not later than 17h00 on the 3
rd
(third) anniversary of the Signature Date the
Share Sale Consent has been unconditionally granted by the Minister, or conditionally granted on terms and conditions which the Purchaser and the
Seller confirm in writing (by not later than the said date and time) to be acceptable to them, insofar as such conditions relate to them respectively, acting reasonably.
5.2 All Parties shall use their reasonable endeavours and the Parties will co-operate in good faith to procure the fulfilment of the Part B Conditions Precedent as soon as reasonably possible after the Signature Date. For the avoidance of doubt, it is recorded that the Seller will not be required to provide any financial provision for purposes of the Company's environmental obligations pursuant to the Conversion
Application.
5.3 The Part B Conditions Precedent have been inserted for the benefit of the
Purchaser, which will be entitled to waive fulfilment of either of the Part B
Conditions Precedent, in whole or in part, on written notice to the Seller prior to the expiry of the relevant time periods set out in those clauses, provided that the
Purchaser shall not be entitled to waive the Part B Condition Precedent set out in clause 5.1.2 if the Part B Condition Precedent set out in clause 5.1.1 has been fulfilled.
5.4 Unless all the Part B Conditions Precedent have been fulfilled or waived by not later than the relevant dates for fulfilment thereof set out in clause 5.1 (or such later date or dates as may be agreed in writing between the Parties before the aforesaid date or dates) or deemed to be waived in accordance with clause
14.4.1.1 or 14.4.2.2.1, the provisions of clauses 16, 17 and 18 will never become of any force or effect and none of the Parties will have any claim against the others in terms hereof or arising from the failure of the Part B Conditions
Precedent, save for any claims arising from a breach of clause 5.2.
6
MERGER NOTIFICATION TO COMPETITION AUTHORITIES
6.1 It is recorded that the Sale and, to the extent applicable, the other transactions contemplated in this Agreement will result in a change in control, as contemplated in Chapter 3 of the Competition Act, which will require the approval of the Competition Authorities prior to this Agreement being implemented.
6.2 The Seller and the Purchaser shall as soon as reasonably possible after the
Signature Date, jointly instruct CDH to prepare and submit a merger notice in respect of the Sale and, to the extent necessary, the other transactions contemplated in this Agreement to the Competition Authorities in terms of the
Competition Act for approval.
6.3 The Seller and the Purchaser shall procure that the Merger Notification is submitted to the Competition Authorities by no later than 29 February 2012.
6.4 Each of the Parties shall –
6.4.1 sign all documents and expeditiously provide all necessary information upon being required to do so by CDH;
6.4.2 use its reasonable endeavours and shall take all such steps and render all such assistance as may be reasonably necessary to procure that the Merger
Notification is properly prepared and duly submitted within the time period specified in clause 6.3; and
6.4.3 do everything required by the Competition Authorities in order to enable the
Merger Notification to be dealt with, to the extent that it is within its power to do so.
6.5 The costs of and associated with the filing of the Merger Notification will be shared between the Purchaser and the Seller as follows –
6.5.1 the Purchaser shall pay the filing fee payable in connection with the filing of the Merger Notification;

6.5.2 the Purchaser and the Seller shall share the legal fees of CDH relating to the preparation of the Merger Notification by the CDH Competition Department,
equally, up to a maximum of R300,000 (three hundred thousand rand); and
6.5.3 subject to clause 6.5.2, the Purchaser shall pay the legal fees of CDH relating to the preparation of the Merger Notification by the CDH Competition
Department in excess of R300,000 (three hundred thousand rand).
7
CONVERSION APPLICATION
7.1 With effect from the Part A Closing Date, each of the Company, the Purchaser and VMR hereby undertakes in favour of each other to do all things reasonably necessary to ensure that the Conversion Application is granted as soon as possible after the Part A Closing Date, which shall include, to the extent that the contribution made by the Company to the Environmental Trust Fund is insufficient and that the Company is unable to provide financial provision for the shortfall,
VMR and/or the Purchaser providing such financial provision, which financial provision shall be given on the basis that it is conditional on the Share Sale
Consent being granted, on behalf of the Company, as may be required by the
Minister for purposes of the Company's environmental obligations pursuant to the
Conversion Application.
7.2 The Parties hereby record that –
7.2.1 it is anticipated that a financial provision of an estimated amount of
R77,000,000 (seventy seven million rand) will be required for the Company's environmental closure obligations ("Financial Provision");
7.2.2 as at the 31 January 2012, the Company has made a contribution of
R34,549,561.66 (thirty four million five hundred and forty nine thousand five hundred and sixty one rand and sixty six cents) to the Environmental Trust
Fund; ("Environmental Trust Fund Contribution");
7.2.3 there is accordingly a shortfall of R42,450,438.34 (forty two thousand four hundred and fifty thousand four hundred and thirty eight rand and thirty four cents) in respect of the Company's anticipated liability as envisaged in clause
7.2.1 and to the extent that the Company is unable to procure the requisite cover for the Financial Provision deficit, pursuant to the undertaking contained in clause 7.1, VMR and/or the Purchaser will be required to provide financial provision for an amount equal to the difference between the Environmental
Trust Fund Contribution and the Financial Provision plus a reasonable additional amount up to a maximum of R8,000,000 (eight million rand), which financial provision shall be given on the basis that it is conditional on the
Share Sale Consent being granted; and
7.2.4 notwithstanding the provisions of clause 7.1, VMR and/or the Purchaser's obligation to provide the requisite financial provision, which financial provision shall be given on the basis that it is conditional on the Share Sale Consent being granted, shall be limited to an amount equal to R50,450,438.34 (fifty million four hundred and fifty thousand four hundred and thirty eight rand and thirty four cents) as adjusted annually commencing on 2 May 2013, to take account of year-on-year change in the CPI.
8
SHARE SALE CONSENT APPLICATION
8.1 The Seller and the Purchaser shall, as soon as reasonably possible after the
Signature Date, jointly instruct CDH to prepare and submit the Share Sale
Consent Application, which application shall be conditional on the Conversion.
8.2 The Seller and the Purchaser shall use their reasonable endeavours to procure that the Share Sale Consent Application is submitted to the DMR by no later than
2 May 2012.
8.3 Each of the Parties shall –
8.3.1 sign all documents and expeditiously provide all necessary information upon being required to do so by CDH;
8.3.2 use its reasonable endeavours and shall take all such steps and render all such assistance as may be reasonably necessary to procure that the Share
Sale Consent Application is properly prepared and duly submitted within the time period specified in clause 8.2; and
8.3.3 subject to the provisions of clause 7, do everything reasonably required by the
DMR in order to enable the Share Sale Consent Application to be dealt with, to the extent that it is within its power to do so.
8.4 The Purchaser shall pay the legal fees of CDH in respect of the preparation and submission of the Share Sale Consent Application as well as any future legal fees which may be incurred in respect of or in connection with the Share Sale
Consent Application and any amendments thereto.

9
DUE DILIGENCE INVESTIGATION
It is recorded that, as at the Signature Date, the Due Diligence Investigation has
been completed to VMR's satisfaction.
10
PART A SALE
10.1 Subject to the fulfilment or waiver, as the case may be, of the Part A Conditions
Precedent, the Seller hereby cedes, transfers and makes over to the Purchaser, which hereby accepts the cession of, the Sale Claims, as one indivisible transaction against settlement of the Sale Claims Purchase Consideration with effect from the Part A Closing Date.
10.2 Notwithstanding the Signature Date, all risk in and all benefit attaching to the
Sale Claims will, against settlement of the Sale Claims Purchase Consideration, pass to the Purchaser on the Part A Closing Date.
11
SALE CLAIMS PURCHASE CONSIDERATION
The Sale Claims Purchase Consideration is R150,000,000 (one hundred and fifty million rand).
12
PART A CLOSING
12.1 The Parties agree that the Sale Claims Purchase Consideration will be settled on the Part A Closing Date by way of the issue to the Seller by VMR of the
Consideration Shares, at an issue price of R1.75 (one rand and seventy five cents) per VMR Share, in accordance with the provisions of this clause 12.
12.2 On the Part A Closing Date, the Purchaser, VMR, the Seller and a duly authorised representative of the Transfer Secretary shall meet at 10h00 at the offices of CDH and the Purchaser and VMR shall deliver to the Seller –
12.2.1 a copy of the following resolutions passed by the board of directors of VMR –
12.2.1.1 a resolution approving the issue of the Consideration Shares to the Seller in accordance with the provisions of this Agreement;
12.2.1.2 a resolution approving the issue of the Escrow Shares in certificated form to the Seller in accordance with the provisions of the Escrow Agreement;
12.2.1.3 a resolution approving the listing of all of the Consideration Shares on the
JSE;

12.2.2 a copy of the approval by the JSE to list the Consideration Shares on the JSE;
and
12.2.3 a duly executed irrevocable instruction by VMR to the Transfer Secretary to issue the –
12.2.3.1 Unencumbered Shares to the Seller and to deliver the Unencumbered
Shares into the Seller's nominated CSDP or broker account, as the case may be; and
12.2.3.2 Escrow Shares to the Seller and to deliver the Escrow Shares to the
Escrow Agent, in accordance with the provisions of the Escrow Agreement, all of which shall be substantially in accordance with the form of Annexure "9", which irrevocable instruction will be countersigned by the duly authorised representative of the Transfer Secretary at the meeting; and
12.2.4 the Seller will deliver to the Purchaser –
12.2.4.1 the written resignations of all the directors of the Company as at the Part A
Closing Date, save for Mark Burrell, with effect from the date on which the
Sale Claims Purchase Consideration is settled, confirming that they waive all claims, whether in contract or in delict, actual or contingent, that they may have had against the Company up until the Part A Closing Date;
12.2.4.2 of the public officer, company secretary and any other officer of the
Company with effect from the date on which the Sale Claims Purchase
Consideration is settled, it being specifically agreed that these resignations are from formal appointments as officers of the Company only, and not from posts of employment with the Company, if applicable; and
12.2.4.3 certified copies of resolutions of the shareholders of the Company, or the
Board, as the case may be –
12.2.4.3.1 appointing, with effect from the Part A Closing Date, 2 (two) directors nominated in writing for that purpose by the Purchaser, such that the directors nominated by the Purchaser shall constitute a majority of the directors on the Board. In order to enable the Seller to comply with the obligation set out in this clause 12.2.4.3.1, the Purchaser shall, by no later than the 1
st
(first) business day after the day on which the last of the
Part A Conditions Precedent is fulfilled or waived in accordance with the provisions of clause 4, as the case may be, deliver to the Purchaser a written notice setting out the names of 2 (two) persons who are eligible and qualified to act as directors in terms of the Companies Act; or
12.2.4.3.2 if, on or before the Part A Closing Date, the Part B Condition Precedent
contained in clause 5.1.1 has been fulfilled but the Part B Condition
Precedent contained in clause 5.1.2 has not been fulfilled, waived or deemed to be fulfilled, appointing, with effect from the Part A Closing
Date, (i) 2 (two) directors nominated for that purpose by the Purchaser by means of written notice to the Seller and (ii) 1 (one) independent director, such that the independent director and the 2 (two) directors nominated by the Purchaser shall constitute a majority of the directors on the Board; and
12.2.4.3.3 noting the resignations of the directors, auditors and/or officers contemplated in clauses 12.2.4.1 and 12.2.4.2.
12.3 If at any time after the Part A Closing Date the Part B Condition Precedent contained in clause 5.1.1 is fulfilled but the Part B Condition Precedent contained in clause 5.1.2 has not been fulfilled, waived or deemed to be fulfilled nor has it failed, then the Seller and the Purchaser shall procure that the Board appoints an independent director to the Board.
12.4 The Seller undertakes in favour of the Purchaser not to exercise any voting rights attaching the Sale Shares on or after the Part A Closing Date in respect of (i) the removal of any of the directors appointed in terms of clause 12.2.4.3.1 or
12.2.4.3.2 unless such directors have become ineligible or disqualified from acting as directors in terms of the Companies Act (ii) the appointment of any further directors to the Board other than pursuant to clause 12.3 or the removal of the director envisaged in clause 12.2.4.1 or any successor, unless and until the provisions of clause 14.3.1.1, 14.3.2.2, 14.3.3.1.1.1, 14.3.3.2 or 14.4.2.1 is
implemented, as the case may be.
12.5 The Seller hereby cedes, transfers and makes over to the Purchaser, with effect from the Part A Closing Date, all rights and entitlements of the Seller to receive any dividend declared by the Company in respect of the Sale Shares ("Ceded
Rights"), which cession the Purchaser hereby accepts. VMR hereby irrevocably indemnifies the Seller against any liability for tax, whether actual or contingent, arising from or in connection with the cession of the Ceded Rights to the
Purchaser in accordance with this clause 12.5.

12.6 If, on or before the Part A Closing Date, the Part B Condition Precedent
contained in clause 5.1.1 is fulfilled but the Part B Condition Precedent contained in clause 5.1.2 has not been fulfilled, waived or deemed to be fulfilled, the Parties agree that the Company shall repay such portion of the Sale Claims as the
Purchaser may from time to time demand upon written notice to the Company, provided that the Company shall only be obliged to make such repayment if and to the extent that it has sufficient free cash available after making adequate provision for (i) the payment of dividends in respect of the Preference Shares to the extent that a repayment of an amount of the Sale Claims triggers a dividend in respect of the Preference Shares, (ii) the payment of secondary tax on companies or dividends tax, as the case may be, arising as a result of the payment of dividends in respect of the Preference Shares and (iii) the payment of costs and expenses incurred or reasonably anticipated to be incurred by the
Company in respect of its business operations in the ordinary course of business as per the Operating Budget.
12.7 The Parties may, by agreement in writing, dispense with a meeting on the Part A
Closing Date and may instead ensure delivery of the documents referred to in clause 12, and/or settlement of the Sale Claims Purchase Consideration, in such other manner as they agree to be convenient.
13
AGENT APPOINTMENT
13.1 The Seller hereby appoints the Purchaser in accordance with the provisions of clause 10(f) of the DRD Management Agreement, with effect from the Part A
Closing Date, as its agent to render the corporate services under and in terms of the DRD Management Agreement on, mutatis mutandis, the terms and conditions contained in the DRD Management Agreement, which appointment the
Purchaser hereby accepts and the Company consents to, with effect from the
Part A Closing Date.
13.2 The Purchaser hereby undertakes to render the corporate services in accordance with, and to adhere to the provisions of, the DRD Management Agreement so as to ensure that DRD does not breach its obligations towards the Company in terms of the DRD Management Agreement,
13.3 As consideration for rendering the corporate services to the Company on behalf of the Seller, the Seller will pay to the Purchaser a monthly management fee equal to the fee paid by the Company to the Seller in terms of the DRD
Management Agreement. For the avoidance of doubt, the Company will continue to pay the management fees to the Seller for the duration of the Agent
Appointment.
13.4 The Purchaser shall present to the Seller a value-added tax invoice within
10 (ten) business days of the end of each month reflecting the monthly management fee payable by the Seller. The management fee shall be paid by the Seller to the Purchaser within 10 (ten) business days of receipt by the Seller of the aforesaid value-added tax invoice, by electronic transfer of immediately available and freely transferable funds to an account designated in writing by the
Purchaser, provided that the Seller shall not be obliged to make payment unless and to the extent that it has received payment from the Company in terms of the
DRD Management Agreement.
13.5 The Seller hereby agrees to cede the DRD Management Agreement to the
Purchaser, which cession the Purchaser hereby accepts and which cession the
Company hereby consents to, and the Seller and the Purchaser hereby agree to cancel the Agent Appointment referred to in this clause 13 both in accordance with the provisions of clause 14.
14
PART B IMPLEMENTATION
14.1 In this clause 13 -
14.1.1               "Determination Date" means -
14.1.1.1 in the case of clause 14.2, the date on which the Part B Conditions
Precedent are fulfilled or waived in accordance with clause 5, as the case may be;-
14.1.1.2 in the case of clause 14.3, the date on which the Part B Condition
Precedent envisaged in clause 5.1.2 is not fulfilled in accordance with the provisions of clause 5;
14.1.1.3 in the case of clause 14.4, the date on which the Part B Condition
Precedent envisaged in clause 5.1.1 is not fulfilled in accordance with the provisions of clause 5; or
14.1.1.4 in the case of clause 14.5, the date on which the Part B Condition
Precedent in clause 5.1.1 fails as a result of the Conversion Application being finally refused by the Minister;
14.1.2               "DRD Prejudicial Act" means any of the following acts or omissions which directly prejudices the Conversion or the Share Sale Consent, as the case may be -
14.1.2.1 failure on the part of the Company to submit the Conversion Application on or before 30 April 2009 and/or to prepare the Conversion Application in accordance with the requirements set out in Item 7(2) of Schedule 2 of the
MPRDA and with the requirements of the DMR, in particular with regard to the environmental management programme, mine works programme and social and labour plan submitted with the Conversion Application;
14.1.2.2 failure to respond to a reasonable query or request from the DMR in respect of the Conversion Application within a reasonable time period, which request or query made by the DMR relates to the content of the plans and/or documents submitted together with the Conversion Application by (i) DRD and/or the Company prior to the Part A Closing Date or (ii) DRD after the Part A Closing Date;
14.1.2.3 failure to respond to a reasonable query or request from the DMR in respect of the Share Sale Consent Application within a reasonable time period by (i) DRD and/or the Company prior to the Part A Closing Date or
(ii) DRD after the Part A Closing Date;
14.1.2.4 material non-compliance by the Company, prior to the Part A Closing Date with the provisions of the mine works programme, social and labour plan and/or the environmental management plan submitted to the DMR as part of the Conversion Application or the Share Sale Consent Application, as
the case may be, provided that such non-compliance is not as a result of the Company implementing TTP's advice or TTP breaching its obligations in terms of the Mine Management Consulting Agreement; or
14.1.2.5 any wilful or negligent act or omission by (i) any entity in the DRD Group prior to the Part A Closing Date or (ii) any entity in the DRD Group excluding the Company after the Part A Closing Date;
14.1.3            "Evergreen Option" means the irrevocable option granted by the Seller to the
Purchaser as set out in clauses 14.3.1.2.3, 14.3.2.1.3 and 14.3.3.1.2.3, in terms of which the Seller grants to the Purchaser an option to purchase all
(and not only some) of the Sale Shares for a purchase consideration of
R1 (one rand), on the basis that –
14.1.3.1 the option is granted with effect from the relevant Determination Date;

14.1.3.2 the option shall be capable of being exercised on written notice to the Seller given at any time after the Determination Date but before the termination or valid cancellation of the Agent Appointment, as the case may be,
("Evergreen Option Period") whereupon the option shall immediately lapse; and
14.1.3.3 the Seller shall not be obliged to sell the Sale Shares to the Purchaser until such time as the Share Sale Consent is obtained;
14.1.4             "Interim Period" means the period commencing on the earlier of (i) 2 May
2012 and (ii) the Part A Closing Date and terminating on a date occurring 6
(six) months thereafter;
14.1.5             "Restitution Amount" means an amount equal to the aggregate of –
14.1.5.1 the amount of the Sale Claims as at the Part A Closing Date plus interest accrued on the Working Capital Claim portion thereof from the Part A
Closing Date to the Determination Date (both days inclusive); and
14.1.5.2 all amounts paid to the Purchaser pursuant to the cession of the Ceded
Rights as envisaged in clause 12.5;
14.1.6            "Retained Claim" means a portion of the VMR Claim in an amount of
R115,000,000 (one hundred and fifteen million rand) less all amounts which have been repaid by the Company to VMR and/or the Purchaser on account of any amounts owing by the Company to the Purchaser and/or VMR from time to time;
14.1.7            "VMR Advances" means all amounts which VMR and/or the Purchaser may advance to the Company from time to time after the Part A Closing Date together with interest thereon which shall not accrue at a rate which is higher than the Prime Rate plus 200 (two hundred) basis points, and which remain outstanding as at the Determination Date;
14.1.8            "VMR Claims" means all amounts owing by the Company to the Purchaser and/or VMR as at the Determination Date;
14.1.9            "VMR Prejudicial Act" means any of the following facts, acts or omissions which directly prejudices the Conversion or the Share Sale Consent, as the case may be -
14.1.9.1 failure to respond to a reasonable query or request from the DMR in respect of the Conversion Application within a reasonable time period, which request or query by the DMR relates to the content of the plans and/or documents submitted together with the Conversion Application by (i)
VMR and/or the Purchaser prior to the Part A Closing Date or (ii) VMR, the
Purchaser and/or the Company (at a time when the directors nominated by the Purchaser shall constitute a majority of the directors on the Board as envisaged in clause 12.2.4.3.1) after the Part A Closing Date;
14.1.9.2
failure to respond to a reasonable query or request from the DMR in respect of the Share Sale Consent Application within a reasonable time period by (i) VMR and/or the Purchaser prior to the Part A Closing Date or
(ii) VMR, the Purchaser and/or the Company (at a time when the directors nominated by the Purchaser shall constitute a majority of the directors on the Board as envisaged in clause 12.2.4.3.1) after the Part A Closing Date;
14.1.9.3
any wilful or negligent act or omission by (i) any entity in the VMR Group prior to the Part A Closing Date or (ii) any entity in the VMR Group or the
Company after the Part A Closing Date;
14.1.9.4
the failure of the Purchaser or VMR to provide such financial provision as may be required by the Minister for the Company's environmental obligations, to the extent that the Company in unable to provide same, as may be necessary for the granting of the Conversion and to the extent applicable, the Share Sale Consent, up to the maximum amount set out in clause 7.2 in accordance with the principles set out in clause 7.1;
14.1.9.5
material non-compliance by the Company, after the Part A Closing Date and at a time when the directors nominated by the Purchaser shall constitute a majority of the directors on the Board as envisaged in clause
12.2.4.3.1, with the provisions of the mine works programme, social and labour plan and/or the environmental management plan submitted to the
DMR as part of the Conversion Application or the Share Sale Consent
Application, as the case may be;
14.1.9.6
any material deviation by VMR and/or the Purchaser from the Conversion
Application and/or the Share Sale Consent Application; or
14.1.9.7
the broad-based black-economic empowerment credentials of the
Purchaser dropping below the requisite threshold requirements of the
Broad Based Socio Economic Empowerment Charter for the South African
Mining and Minerals Industry, as amended or replaced from time to time,

prior to the Part B Closing Date.
14.2
Fulfilment of the Part B Conditions Precedent
If the Part B Conditions Precedent are fulfilled or waived in accordance with the provisions of clause 5, then -
14.2.1 the Call Option shall immediately lapse and the Seller and the Purchaser shall, within 5 (five) days of the date of fulfilment of the last of the Part B Conditions
Precedent, instruct the Escrow Agent to release the Escrow Shares together with the dividends in respect thereof to the Seller in accordance with the provisions of the Escrow Agreement; and
14.2.2 the Agent Appointment shall terminate and the DRD Management Agreement shall be ceded to the Purchaser, with effect from the Part B Closing Date; and
14.2.3 the Part B Sale will be implemented in accordance with the provisions of clauses 16, 17 and 18, on the Part B Closing Date.
14.3
Fulfilment of the Part B Condition Precedent contained in clause 5.1.1 and failure of the Part B Condition Precedent contained in clause 5.1.2
If the Part B Condition Precedent contained in clause 5.1.1 is fulfilled but the Part
B Condition Precedent contained in clause 5.1.2 is not fulfilled in accordance with the provisions of clause 5 -
14.3.1 as a consequence of a VMR Prejudicial Act, then the Purchaser shall have the right to elect to either continue with the Agent Appointment or to terminate the
Agent Appointment in accordance with the provisions of the Agent
Appointment within 7 (seven) business days after the Determination Date. If the Purchaser elects -
14.3.1.1 to terminate the Agent Appointment -
14.3.1.1.1 the Call Option shall immediately lapse and the Seller and the Purchaser shall, within 10 (ten) business days after the Determination Date, instruct the Escrow Agent to release the Escrow Shares together with the dividends in respect thereof to the Seller in accordance with the provisions of the Escrow Agreement; and
14.3.1.1.2 the Agent Appointment shall terminate on the Determination Date; and
14.3.1.1.3 it is recorded that the Part B Sale will not be implemented; and

14.3.1.1.4
with effect from the Determination Date, VMR and the Purchaser will, and hereby do, cede, transfer and make over to the Seller the VMR
Claims less (i) the amount of the VMR Advances and (ii) the Retained
Claim, for R1 (one rand), on the basis that the claim retained by the
VMR Group in respect of the VMR Advances and the Retained Claim will (i) be repayable at the discretion of the directors of the Company, (ii)
not earn interest and (iii) be secured through the registration of a special notarial bond over the assets of the Company, or
14.3.1.2
not to terminate the Agent Appointment, or fails to make an election then -
14.3.1.2.1
the Seller and the Purchaser shall, within 10 (ten) business days after the Determination Date, instruct the Escrow Agent to release the dividends in respect of the Escrow Shares to the Seller in accordance with the provisions of the Escrow Agreement but the Escrow Shares shall remain under the control of the Escrow Agent in accordance with the provisions of the Escrow Agreement; and
14.3.1.2.2
the Agent Appointment will remain in force, in accordance with its terms;
and
14.3.1.2.3
it is recorded that the Part B Sale will not be implemented but the Seller will and hereby does irrevocably grant to the Purchaser the Evergreen
Call Option; or
14.3.2
as a consequence of a DRD Prejudicial Act, then the Purchaser shall have the right to exercise the Call Option in accordance with the provisions of clause 15.3 within 7 (seven) business days after the Determination Date. If the
Purchaser –
14.3.2.1
does not exercise the Call Option, then -
14.3.2.1.1
the Seller and the Purchaser shall, within 10 (ten) business days after the Determination Date, instruct the Escrow Agent to release the dividends in respect of the Escrow Shares to the Seller in accordance with the provisions of the Escrow Agreement but the Escrow Shares shall remain under the control of the Escrow Agent in accordance with the provisions of the Escrow Agreement; and
14.3.2.1.2
the Agent Appointment will remain in force, in accordance with its terms;
and

14.3.2.1.3
it is recorded that the Part B Sale will not be implemented but the Seller will and hereby does irrevocably grant to the Purchaser the Evergreen
Call Option; or
14.3.2.2
exercises the Call Option, then -
14.3.2.2.1
within 10 (ten) business days after the Determination Date, the Seller and the Purchaser will instruct the Escrow Agent to release the Escrow
Shares together with the dividends in respect thereof to the Purchaser in accordance with the provisions of the Escrow Agreement; and
14.3.2.2.2
the Purchaser will and hereby does cede the Ceded Rights back to the
Seller with effect from the Determination Date; and
14.3.2.2.3
the Agent Appointment shall terminate on the Determination Date; and
14.3.2.2.4
it is recorded that the Part B Sale will not be implemented; and
14.3.2.2.5
with effect from the Determination Date, VMR and the Purchaser will, and hereby do, cede, transfer and make over to the Seller the VMR
Claims less (i) the amount of the VMR Advances and (ii) the Retained
Claim, for R1 (one rand), on the basis that the claim retained by the
VMR Group in respect of the VMR Advances and the Retained Claim will be (i) be repayable on demand, (ii) earn interest at the Prime Rate plus 200 (two hundred) basis points and (iii) be secured through the registration of a special notarial bond over the assets of the Company; or
14.3.3
other than as a consequence of a VMR Prejudicial Act or a DRD Prejudicial
Act, then the Purchaser shall have the right to exercise the Call Option in accordance with the provisions of clause 15.3 within 7 (seven) business days after the Determination Date. If the Purchaser –
14.3.3.1
does not exercise the Call Option, then -
14.3.3.1.1
the Purchaser shall have the further right to elect whether or not to terminate the Agent Appointment within 7 (seven) business days after the Determination Date. If the Purchaser elects -
14.3.3.1.1.1
to terminate the Agent Appointment, then -
14.3.3.1.1.1.1
within 10 (ten) business days after the Determination Date, the
Seller and VMR will instruct the Escrow Agent to release the

Escrow Shares together with the dividends in respect thereof to the Seller in accordance with the provisions of the Escrow
Agreement; and
14.3.3.1.1.1.2
the Agent Appointment shall terminate on the Determination Date;
and
14.3.3.1.1.1.3
it is recorded that the Part B Sale will not be implemented; and
14.3.3.1.1.1.4
with effect from the Determination Date, VMR and the Purchaser will, and hereby do, cede, transfer and make over to the Seller the
VMR Claims less (i) the amount of the VMR Advances and (ii) the
Retained Claim, for R1 (one rand), on the basis that the claim retained by the VMR Group in respect of the VMR Advances and the Retained Claim will (i) be repayable on demand, (ii) earn interest at the Prime Rate plus 200 (two hundred) basis points and
(iii) be secured through the registration of a special notarial bond over the assets of the Company; or
14.3.3.1.2
not to terminate the Agent Appointment, or fails to make an election, then -
14.3.3.1.2.1
the Seller and the Purchaser shall, within 10 (ten) business days after the Determination Date, instruct the Escrow Agent to release the dividends in respect of the Escrow Shares to the Seller in accordance with the provisions of the Escrow Agreement but the Escrow Shares shall remain under the control of the Escrow Agent in accordance with the provisions of the Escrow Agreement; and
14.3.3.1.2.2
the Agent Appointment will remain in force, in accordance with its terms; and
14.3.3.1.2.3
it is recorded that the Part B Sale will not be implemented but the
Seller will and hereby does irrevocably grant to the Purchaser the
Evergreen Call Option; or
14.3.3.2
exercises the Call Option, then -
14.3.3.2.1
within 10 (ten) business days after the Determination Date, the Seller and the Purchaser will instruct the Escrow Agent to release the Escrow
Shares together with the dividends in respect thereof to the Purchaser in accordance with the provisions of the Escrow Agreement; and

14.3.3.2.2 the Purchaser will and hereby does cede the Ceded Rights back to the
Seller with effect from the Determination Date; and
14.3.3.2.3 the Agent Appointment shall terminate on the Determination Date; and
14.3.3.2.4 it is recorded that the Part B Sale will not be implemented; and
14.3.3.2.5 with effect from the Determination Date, VMR and the Purchaser will, and hereby do, cede, transfer and make over to the Seller the VMR
Claims less (i) the amount of the VMR Advances and (ii) the Retained
Claim, for R1 (one rand), on the basis that the claim retained by the
VMR Group in respect of the VMR Advances and the Retained Claim will
(i) be repayable on demand, (ii) earn interest at the Prime Rate plus 200
(two hundred) basis points and (iii) be secured through the registration of a special notarial bond over the assets of the Company.
14.4
Part B Condition Precedent contained in clause 5.1.1 not fulfilled
If the Part B Condition Precedent contained in clause 5.1.1 is not fulfilled or waived in accordance with the provisions of clause 5 -
14.4.1 as a consequence of a VMR Prejudicial Act then -
14.4.1.1 the Part B Conditions Precedent shall be deemed to be waived by the
Purchaser; and
14.4.1.2 the Call Option shall immediately lapse and the Seller and the Purchaser shall, on the Part B Closing Date, instruct the Escrow Agent to release the
Escrow Shares together with the dividends in respect thereof to the Seller in accordance with the provisions of the Escrow Agreement; and
14.4.1.3 notwithstanding the provisions of the DRD Management Agreement, the
Agent Appointment shall terminate and the DRD Management Agreement shall be ceded to the Purchaser with effect from the Part B Closing Date;
and
14.4.1.4 the Part B Sale will be implemented in accordance with the provisions of clauses 16, 17 and 18 on the Part B Closing Date; or
14.4.2 other than as a consequence of a VMR Prejudicial Act or a DRD Prejudicial
Act, then the Purchaser shall have the right to exercise the Call Option in accordance with the provisions of clause 15.3 within 7 (seven) business days after the Determination Date. If the Purchaser -
14.4.2.1
exercises the Call Option, then -
14.4.2.1.1
the Seller and the Purchaser shall, within 10 (ten) business days after the Determination Date, instruct the Escrow Agent to release the Escrow
Shares together with the dividends in respect thereof to the Purchaser in accordance with the provisions of the Escrow Agreement; and
14.4.2.1.2
the Purchaser will and hereby does cede the Ceded Rights back to the
Seller with effect from the Determination Date; and
14.4.2.1.3
the Agent Appointment shall terminate on the Determination Date; and
14.4.2.1.4
it is recorded that the Part B Sale will not be implemented; and
14.4.2.1.5
with effect from the Determination Date, VMR and the Purchaser will, and hereby do, cede, transfer and make over to the Seller the VMR
Claims less (i) the amount of the VMR Advances and (ii) the Retained
Claim, for R1 (one rand), on the basis that the claim retained by the
VMR Group in respect of the VMR Advances and the Retained Claim will (i) be repayable on demand, (ii) earn interest at the Prime Rate plus
200 (two hundred) basis points and (iii) be secured through the registration of a special notarial bond over the assets of the Company; or
14.4.2.2
does not exercise the Call Option, then -
14.4.2.2.1
the Part B Conditions Precedent shall be deemed to be waived by the
Purchaser; and
14.4.2.2.2
the Call Option shall immediately lapse and the Seller and the Purchaser shall, on the Part B Closing Date, instruct the Escrow Agent to release the Escrow Shares together with the dividends in respect thereof to the
Seller in accordance with the provisions of the Escrow Agreement; and
14.4.2.2.3
notwithstanding the provisions of the DRD Management Agreement, the
Agent Appointment shall terminate and the DRD Management
Agreement shall be ceded to the Purchaser with effect from the Part B
Closing Date; and
14.4.2.2.4
the Part B Sale will be implemented in accordance with the provisions of clauses 16, 17 and 18 on the Part B Closing Date; or

14.4.3
as a consequence of a DRD Prejudicial Act, then the Purchaser shall have the right to exercise the Call Option in accordance with the provisions of clause 15.3 within 7 (seven) business days after the Determination Date. If the
Purchaser –
14.4.3.1
does not exercise the Call Option, then -
14.4.3.1.1
the Seller and the Purchaser shall, within 10 (ten) business days after the Determination Date, instruct the Escrow Agent to release the dividends in respect of the Escrow Shares to the Seller in accordance with the provisions of the Escrow Agreement but the Escrow Shares shall remain under the control of the Escrow Agent in accordance with the provisions of the Escrow Agreement; and
14.4.3.1.2
the Agent Appointment will remain in force, in accordance with its terms;
and
14.4.3.1.3
it is recorded that the Part B Sale will not be implemented but the Seller will and hereby does irrevocably grant to the Purchaser the Evergreen
Call Option; or
14.4.3.2
exercises the Call Option, then -
14.4.3.2.1
within 10 (ten) business days after the Determination Date, the Seller and the Purchaser will instruct the Escrow Agent to release the Escrow
Shares together with the dividends in respect thereof to the Purchaser in accordance with the provisions of the Escrow Agreement; and
14.4.3.2.2
the Purchaser will and hereby does cede the Ceded Rights back to the
Seller with effect from the Determination Date; and
14.4.3.2.3
the Agent Appointment shall terminate on the Determination Date; and
14.4.3.2.4
it is recorded that the Part B Sale will not be implemented; and
14.4.3.2.5
with effect from the Determination Date, VMR and the Purchaser will, and hereby do, cede, transfer and make over to the Seller the VMR
Claims less (i) the amount of the VMR Advances and (ii) the Retained
Claim, for R1 (one rand), on the basis that the claim retained by the
VMR Group in respect of the VMR Advances and the Retained Claim will (i) be repayable on demand, (ii) earn interest at the Prime Rate plus
200 (two hundred) basis points and (iii) will be secured through the registration of a special notarial bond over the assets of the Company.
14.5
Interim Period Provisions
Notwithstanding the provisions of clauses 14.3 and 14.4, in the event that during the Interim Period, the Part B Condition Precedent contained in clause 5.1.1 fails as a result of the Conversion Application being finally refused by the Minster, other than as a consequence of a VMR Prejudicial Act, then the Purchaser shall be entitled to exercise the Call Option within 7 (seven) business days after the
Determination Date, in which event –
14.5.1 within 10 (ten) business days after the Determination Date, the Seller and the
Purchaser will instruct the Escrow Agent to release the Escrow Shares together with the dividends in respect thereof to the Purchaser in accordance with the provisions of the Escrow Agreement; and
14.5.2 within 10 (ten) business days after the Determination Date, the Seller shall –
14.5.2.1 transfer and make over all the Unencumbered Shares to the Purchaser, by procuring that its CSDP or broker, as the case may be, credits the
Purchaser's CSDP or broker account, as the case may be, with the
Unencumbered Shares; and
14.5.2.2 make payment into such account as the Purchaser may nominate in writing for such purpose, free of any deductions or set-off whatsoever, an amount equal to the dividends received by the Seller in respect of the
Unencumbered Shares from the Part A Closing Date until the
Determination Date; and
14.5.3 the Purchaser will and hereby does cede the Ceded Rights back to the Seller with effect from the Determination Date; and
14.5.4 within 10 (ten) business days after the Determination Date, the Purchaser shall make payment into the Seller's Designated Account free of any deductions or set-off whatsoever an amount equal to the dividends received by the Purchaser in respect of the Sale Shares pursuant to the Ceded Rights;
and
14.5.5 the Agent Appointment shall terminate on the Determination Date; and
14.5.6 it is recorded that the Part B Sale will not be implemented; and

14.5.7
with effect from the Determination Date, VMR and the Purchaser will and hereby do, cede, transfer and make over to the Seller such amount of the
VMR Claim as may be equal to the Restitution Amount; and
14.5.8
to the extent that the VMR Claims are less than the Restitution Amount, within
10 (ten) business days after the Determination Date, VMR shall pay to the
Seller an amount equal to such difference into the Seller's Designated Account free of any deductions or set-off whatsoever; and
14.5.9
the VMR Group will be entitled to retain the balance of the VMR Claims (after deduction of the Restitution Amount), if any, on the basis that such retained
VMR Claims will (i) be repayable on demand, (ii) earn interest at the Prime
Rate plus 200 (two hundred) basis points and (iii) be secured through the registration of a special notarial bond over the assets of the Company.
14.6
In the event of there being any dispute or difference between the Parties regarding whether a Part B Condition Precedent was not fulfilled as a consequence of a VMR Prejudicial Act, a DRD Prejudicial Act or other than as a consequence of a VMR Prejudicial Act or a DRD Prejudicial Act as envisaged in this clause 14, the said dispute or difference shall on written demand by any
Party be submitted to expert determination in Johannesburg by an independent senior advocate with at least 10 (ten) years' experience in the mining field, as agreed upon by the Parties, who shall act as an expert and not as an arbitrator.
14.7
Failing agreement by the Parties on the identity of the expert within 10 (ten)
business days of the demand for arbitration, then any Party shall be entitled to forthwith call upon the chairperson of the Johannesburg Bar Council, provided that the person so nominated shall have the qualifications set out in clause 14.6.
The person so nominated shall be the duly appointed expert in respect of the dispute.
14.8
In the event that the expert determines that a Part B Condition Precedent was not fulfilled as a consequence of a VMR Prejudicial Act and a DRD Prejudicial Act
(i.e. he apportions fault), then it shall be deemed that neither a VMR Prejudicial
Act nor a DRD Prejudicial Act shall have occurred.
14.9
The Seller undertakes that, to the extent that the Purchaser makes an election in terms of clause 14.3.1.1, 14.3.2.2, 14.3.3.1.1.1, 14.3.3.2, 14.4.2.1 or 14.4.3.2 or
in the circumstances contemplated in clause 14.5 and a special notarial bond has not yet been registered over the assets of the Company, the Seller shall not vote in favour of any resolution to wind-up, deregister, or liquidate the Company or place the Company in business rescue proceedings at any time before a date occurring 3 (three) months after the Part A Closing Date.
15
CALL OPTION
15.1 With effect from the Part A Closing Date, the Seller hereby irrevocably grants to the Purchaser an option (which the Purchaser hereby accepts) to oblige the
Seller to sell (who shall be so obliged), as one indivisible transaction, all, but not part of, the Escrow Shares, to the Purchaser for an aggregate purchase consideration of R1 (one rand) ("Call Option Price") on the terms and subject to the conditions set out in this clause 15 ("Call Option").
15.2 No consideration is payable by the Purchaser to the Seller for the granting of the
Call Option.
15.3 The Purchaser shall be entitled to exercise the Call Option if -
15.3.1 the Part B Condition Precedent contained in clause 5.1.1 is fulfilled but the
Part B Condition Precedent contained in clause 5.1.2 is not fulfilled in accordance with the provisions of clause 5, other than as a consequence of a
VMR Prejudicial Act as envisaged in clause 14.3.1; or
15.3.2 the Part B Condition Precedent contained in clause 5.1.1 is not fulfilled or waived in accordance with the provisions of clause 5, other than as a consequence of a VMR Prejudicial Act as envisaged in clause 14.4.1; or
15.3.3 during the Interim Period the Part B Condition Precedent contained in clause
5.1.1 fails, other than as a consequence of a VMR Prejudicial Act as envisaged in clause 14.5,
by delivering a written notice to the Seller ("Call Notice") within the 7 (seven)
business day period specified in clauses14.3.2, 14.3.3, 14.4.2, 14.4.3 or 14.5, as the case may be, failing which the Call Option shall lapse.
15.4 For the avoidance of doubt, the Call Option shall not have been exercised if it is not exercised in accordance with the provisions of this clause 15.
15.5 The Call Option Price shall be paid by the Purchaser to the Seller, into the
Seller's Designated Account, against release of the Escrow Shares to the
Purchaser.
15.6 Upon exercise of the Call Option, the Seller hereby agrees to sell the Escrow

Shares to the Purchaser, which hereby agrees to purchase the Escrow Shares.
15.7 Any securities transfer tax payable in respect of the transfer of the Escrow
Shares shall be borne and paid by the Purchaser, save where the Call Option is exercised in circumstances where a DRD Prejudicial Act has occurred, in which case any securities transfer tax payable in respect of the transfer of the Escrow
Shares shall be borne and paid by the Seller.
15.8 Each of the Purchaser and the Seller hereby undertake, at their own cost and expense, to sign all such documents and do all such things as may be reasonably required to give effect to the sale of the Escrow Shares as envisaged in this clause 15.
15.9 The sale of the Escrow Shares which arises as a result of the Purchaser exercising the Call Option, will be subject to the condition precedent that all approvals required by law to give effect thereto or to the implementation of the transaction contemplated thereby, are obtained at the cost of the Purchaser. The
Parties undertake to do all things, perform all such actions and take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and reasonably necessary for obtaining any regulatory approval.
16
PART B SALE
16.1 Subject to the fulfilment, waiver or deemed waiver, as the case may be, of the
Part B Conditions Precedent in accordance with the provisions of clause 5, the
Seller hereby sells to the Purchaser, which hereby purchases the Sale Shares, as one indivisible transaction, against settlement of the Sale Shares Purchase
Consideration on the Part B Closing Date.
16.2 Notwithstanding the Signature Date and the Part A Closing Date all risk in and all benefit attaching to the Sale Shares will, against settlement of the Sale Shares
Purchase Consideration, pass to the Purchaser on the Part B Closing Date.
17
SALE SHARES PURCHASE CONSIDERATION
The Sale Shares Purchase Consideration shall be an aggregate of R1 (one rand).
18
PART B CLOSING
18.1 The Parties agree that the Sale Shares Purchase Consideration will be paid on the Part B Closing Date, against compliance by the Seller with the provisions of clause 18.2, in cash.
18.2 On the Part B Closing Date, the Purchaser and the Seller shall meet at 10h00 at the offices of CDH and the Seller will deliver to the Purchaser –
18.2.1 original share certificates in respect of the Sale Shares;
18.2.2 share transfer forms in respect of the Sale Shares duly completed by the
Seller;
18.2.3 written resignation of any director nominated by the Seller to the Board with effect from the date on which the Sale Shares Purchase Consideration is settled, confirming that he waives all claims, whether in contract or in delict, actual or contingent, that he may have had against the Company up until the
Part B Closing Date; and
18.2.4 the Seller and the Purchaser will instruct the Escrow Agent to release the
Escrow Shares to the Seller in accordance with the provisions of the Escrow
Agreement.
18.3 The Parties may, by agreement in writing, dispense with a meeting on the Part B
Closing Date and may instead ensure delivery of the documents referred to in clause 18, and/or settlement of the Sale Shares Purchase Consideration, in such other manner as they agree to be convenient.
19
PART A INTERIM PERIOD AND LIAISON ON CONDUCT OF BUSINESS
19.1 The Seller shall procure that during the Part A Interim Period, the Business will be carried on in substantially the normal and ordinary course, and the Company shall not enter into any contract or commitment or do anything which, in any such case, is out of the normal and ordinary course of the Business. In particular, but without limitation to the generality of the aforegoing, the Seller undertakes that during the Part A Interim Period the Company will not –
19.1.1 conduct business other than in accordance with the Operating Budget;
19.1.2 alter the existing nature or scope of the Business;
19.1.3 manage the Business otherwise than in accordance with its business and trading policies and practices up to the Signature Date, except as may be necessary to comply with any statutory changes;
19.1.4 alter any of the rights attaching to the Sale Shares and/or the Sale Claims;

19.1.5
enter into any agreement or arrangement or permit any action whereby any other company becomes its subsidiary;
19.1.6
enter into any transaction other than on arms'-length terms and for full and proper consideration;
19.1.7
save for concluding the Savuka Transaction Agreements, acquire or enter into any agreement to acquire (whether by one transaction or a series of transactions) the whole or a substantial or material part of the business, undertaking or assets of any other persons;
19.1.8
dispose of or enter into any agreement to dispose of (whether by one transaction or by a series of transactions) any asset or any part of the
Business;
19.1.9
incur or agree to incur any capital expenditure other than in the normal and ordinary course of business;
19.1.10
take or agree to take any loans, borrowings or other forms of funding or financial facilities or assistance, or enter into or agree to enter into any foreign exchange transactions (which are not in the normal and ordinary course of business), guarantees or other similar agreements;
19.1.11
grant or agree to grant any loans or other financial facilities or assistance to or any guarantees or indemnities for the benefit of any person or create any mortgage, charge or other encumbrance over the whole or any part of its undertakings or assets;
19.1.12
enter into or agree to enter into any joint venture, partnership or agreement or other venture for the sharing of profits or assets;
19.1.13
enter into or agree to enter into any death, retirement, profit-sharing, bonus, share option, share incentive or other scheme for the benefit of any of its employees or make any variation (including, but without limitation, any increase in the rates of contribution) to any such existing scheme or effect any keyman insurance;
19.1.14
commence, compromise or discontinue any legal, administrative, regulatory or arbitration proceedings (other than routine debt collection);
19.1.15
repay or prepay any loans of whatsoever nature and amount, any borrowings or any other financial facility or assistance made available to it (excluding amounts payable in the normal and ordinary course of business), provided that the Company shall be entitled to repay the Sale Claims, in the normal and ordinary course of its business until 1 February 2012, after which date the
Company shall not make any repayments in respect of the Sale Claims, save for a repayment by the Company in terms of clause 21.3.1;
19.1.16
subject to clause 22, terminate the employment or office of any of its senior employees or appoint any new director, officer or senior employee or consultant or materially alter the terms of employment or engagement of any of the employees (whether senior or junior), consultants, directors or officers including increasing employees' or directors' compensation or benefits, except in the normal and ordinary course of business and consistent with past practices, provided that, for the purposes of this clause 19.1.16, a "senior employee" is one whose total remuneration package on a cost to company basis exceeds R600,000 (six hundred thousand rand) per annum;
19.1.17
make or agree to any amendment, variation, deletion, addition, renewal or extension to or of, terminate or give any notice or intimation of termination of or breach or fail to comply with the terms of any material contract;
19.1.18
make any changes to its accounting policies and procedures; or
19.1.19
subject to clause 19.1.15, declare or pay any dividends or make any other distribution, other than a dividend on the Preference Shares to the extent that a repayment of an amount of the Sale Claims triggers a dividend in respect of the Preference Shares.
19.2
The Seller and the Company shall, during the Part A Interim Period –
19.2.1
keep the Purchaser appraised of all and any material decisions which the
Company intends to make in respect of the Business, it being specifically recorded and agreed that nothing in this clause 19 shall entitle the Purchaser to determine and/or materially to influence any such material decision or to manage and/or control the Company in any way before the Part A Closing
Date;
19.2.2
permit representatives of the Purchaser to have full access at all reasonable times, and in a manner so as not unreasonably to interfere with the normal business operations of the Company, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to the Company and/or the Business;

19.2.3 keep the Business and the assets of the Company used in respect of the
Business ("Business Assets") substantially intact, including the present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers and the employees; and
19.2.4 give prompt notice to the Purchaser of any adverse development causing a breach or which is likely to cause a breach of any of the Warranties; provided that no disclosure by any Party in terms of this clause 19.2.4 shall be regarded as amending or supplementing the Disclosure Schedule or shall prevent or cure any misrepresentation, breach of Warranty or breach of any undertaking.
19.3 Until the Part A Closing, the Seller shall, unless the Purchaser consents otherwise in writing, procure that the Company maintains in force all insurance policies (covering any risk in regard to any of the Business Assets) in existence as at the Signature Date, as well as any other insurance policies taken out by the
Company thereafter in regard thereto.
19.4 The Seller undertakes in favour of the Purchaser that it will not exercise any voting rights attaching to the Sale Shares before or after the Part A Closing Date with a view to placing the Company in liquidation.
20
RAND REFINERY SHARES
20.1 The Parties hereby undertake in favour of one another not to dispose of, or cause the disposition of, the Rand Refinery Shares for a period of 180 (one hundred and eighty) days commencing on the Signature Date ("Moratorium Period")
other than in accordance with this clause 20.
20.2 The Parties undertake to, as soon as reasonably possible following the Signature
Date but in any event by not later than the expiry of the Moratorium Period, reach agreement as to the disposal of the Rand Refinery Shares. The Parties hereby agree that the purchase consideration for the Rand Refinery Shares shall be determined with reference to the most recent directors' valuation for such Rand
Refinery Shares, provided that if any of the Parties does not agree with such directors' valuation, the determination of the purchase consideration of the Rand
Refinery Shares shall be referred to an Independent Auditor, acting as an expert and not as an arbitrator.
20.3 In the event that the Parties –
20.3.1 reach agreement in writing in accordance with clause 20.2 –

20.3.1.1 the Parties shall forthwith co-operate with one another and do all things reasonably necessary to give effect to the aforesaid agreement; and
20.3.1.2 the purchase consideration payable for the Rand Refinery Shares shall be paid into the Company's bank account and retained in the Company's bank account until the Part A Closing;
20.3.2 do not reach agreement in accordance with clause 20.2, the undertaking contained in clause 20.1 shall lapse and be of no further force or effect.
21
WORKING CAPITAL
21.1 The Seller hereby warrants to and in favour of the Purchaser that –
21.1.1 subject to the provisions of clause 21.3, as at 1 February 2012, the Working
Capital will be nil; and
21.1.2 as at the Part A Closing Date, any and all dividends which have accrued to
Khumo Gold SPV (Proprietary) Limited ("Khumo") and/or the trustees for the time being of the DRDSA Empowerment Trust ("DRDSA Trust"), or any dividends which have been declared but not paid to Khumo and/or the DRDSA
Trust, in respect of the Preference Shares held by Khumo and the DRDSA
Trust, will have been provided for or paid to Khumo and/or to the DRDSA
Trust, as the case may be.
21.2 Any dividends which have been declared but not paid to Khumo and/or the
DRDSA Trust and/or have accrued and are not provided for as at 1 February
2012, in respect of the Preference Shares held by Khumo and the DRDSA Trust shall be included in the Working Capital calculation.
21.3 In the event that it is determined that pursuant to the calculation of the Working
Capital in accordance with Annexure "8", that the Working Capital as at 1
February 2012 –
21.3.1
has a positive balance ("Positive Working Capital Amount"), an amount equal to such Positive Working Capital Amount shall be paid by the Company to the Seller, firstly from cash held by the Company ("Cash on Hand") and to the extent that there is no Cash on Hand or insufficient Cash on Hand, from the proceeds received by the Company from Rand Refinery arising from the sale of the Company's gold by Rand Refinery ("Rand Refinery Proceeds")
within 5 (five) business days after the determination of the Working Capital,

provided that to the extent that the Cash on Hand and the Rand Refinery
Proceeds held by the Company as at 1 February 2012 are insufficient to pay the Seller an amount equal to the Positive Working Capital Amount, the
Company shall pay the Positive Working Capital Amount, or balance thereof, as the case may be, owing to the Seller as and when there is sufficient Cash on Hand or Rand Refinery Proceeds are received by the Company. The repayment of the Positive Working Capital Amount in terms of this clause
21.3.1 shall constitute a reduction of the Sale Claims in an amount equal to the Positive Working Capital Amount; or
21.3.2
has a negative balance ("Working Capital Deficit"), the Seller shall be required to pay an amount equal to the Working Capital Deficit to the
Company within 5 (five) business days after the determination of the Working
Capital. The payment of the Working Capital Deficit in terms of this clause
21.3.2 shall result in an increase in the Sale Claims in an amount equal to the
Working Capital Deficit.
21.4 The Purchaser shall have the right, at its own cost, to audit the Working Capital as at 1 February 2012 and the Company shall provide the Purchaser with all information and documentation reasonably required by the Purchaser for purposes of such audit.
21.5 The Warranties set out in clause 21.1 shall remain in effect until 2 May 2012 whereafter they shall immediately lapse and be of no further force or effect. If the
Purchaser fails to exercise its rights for breach of Warranty by 2 May 2012, the
Warranties in clause 21.1 shall be deemed to be true and correct and the
Purchaser shall have no further recourse or remedy against the Seller for breach of those Warranties.
22
SHARE OPTION SCHEME
22.1
The Seller has granted share options ("Options") to certain senior employees of the Company ("Participants") in terms of which Participants have the right to acquire shares in the issued share capital of the Seller pursuant to the
DRDGOLD (1996) Share Option Scheme ("the Scheme").
22.2 As at the Signature Date, a number of the Options have not yet vested in
Participants, alternatively, they have vested but have not yet been exercised by
Participants ("Outstanding Options").
22.3 In terms of clause 5.7 of the Scheme, the Parties hereby agree that, in order to ensure that Participants are treated equitably, the Seller and the Company will enter into an agreement with each Participant who holds Outstanding Options in terms of which, conditional upon the fulfilment of the Part A Conditions
Precedent –
22.3.1 the Seller will pay to the Participant an amount in cash equal to the amount by which each of his Outstanding Options are "in the money", being the volume weighted average traded price of a share in the share capital of the Seller on the JSE as at the Signature Date, less the exercise price of each Outstanding
Option ("Cash Settlement Amount");
22.3.2 in exchange for the Cash Settlement Amount, the Participant will irrevocably waive and renounce all his rights attaching to his Outstanding Options with effect from the Signature Date and all his Outstanding Options shall accordingly be cancelled with effect from that date; and
22.3.3 the Seller will agree to pay the Cash Settlement Amount to the Participant in
three equal tranches on each of the Part A Closing Date, a date occurring 6
(six) months after the Part A Closing Date and a date occurring 12 (twelve)
months after the Part A Closing Date or in such other proportions and/or other dates as may be agreed to in writing between the Seller, the Purchaser and the Company, provided that if the Participant's employment with the Company is terminated at any time after the Part A Closing Date for reasons other than death, retirement or retrenchment, the balance of the unpaid Cash Settlement
Amount will be forfeited in favour of the Seller.
23
WARRANTIES BY THE SELLER
23.1 Subject to the limitations and qualifications set out in clause 23.4, the Seller hereby gives to and in favour of the Purchaser the Warranties more fully set out in this Agreement and in Annexure "7".
23.2 Subject to clause 21.1, each Warranty –
23.2.1 is a separate Warranty and will in no way be limited or restricted by reference to or inference from the terms of any other Warranty or by any other words in this Agreement;
23.2.2 is, insofar as it is promissory or relates to a future event, be deemed to have been given as at the date of fulfilment of the promise or future happening of the event, as the case may be;

23.2.3 save where any Warranty is expressly limited to a particular date, is given as at the Signature Date and the Part A Closing Date, provided that Warranties relating to the Sale Shares as set out in clause 1.3 and clause 2 of Annexure
"7", are given as at the Signature Date, the Part A Closing Date and the Part B
Closing Date and the period between those dates;
23.2.4 be deemed to be material and to be a material representation inducing the
Purchaser to enter into this Agreement; and
23.2.5 shall continue and remain in force until 31 December 2013, whereafter they shall immediately lapse and be of no further force or effect.
23.3 It is recorded that the Purchaser has entered into this Agreement on the strength of the Warranties and on the basis that the Warranties will be correct on the
Signature Date and the Part A Closing Date, provided that, in respect of the
Warranties relating to the Sale Shares as set out in clause 1.3 and clause 2 of
Annexure "7", such Warranties will be true and correct on the Signature Date, the
Part A Closing Date and the Part B Closing Date and the period between those dates.
23.4 The Warranties are limited and qualified to the extent to which disclosure of any fact or circumstance giving rise to such limitation or qualification has been made in –
23.4.1 the Disclosure Schedule;
23.4.2 the Conversion Application; and
23.4.3 the material disclosed in the due diligence virtual data room as part of the Due
Diligence Investigation as set out in the index annexed hereto as Annexure
"10".
23.5 Where any Warranty is qualified by the expression "the Seller is not aware", "to the best of the Seller's knowledge and belief" or any similar expression -
23.5.1 the Seller is deemed to have knowledge of any facts, circumstances, opinions or beliefs of which any executive director of the Company has knowledge; and
23.5.2 that expression will be deemed to include an additional statement that it has been made after reasonable enquiry.
23.6 Save for those Warranties and representations expressly given or made in this

Agreement or in Annexure "7", no warranties or representations are given or made, in respect of the Sale Equity, the Company or the Business, the
Company's compliance with Environmental Laws, or any other matter whatsoever, whether express, tacit or implied, and the Sale Equity is being sold on a voetstoots basis.
24
INDEMNITIES BY THE SELLER
24.1 Without prejudice to any rights of the Purchaser arising from any other provision of this Agreement and to the extent that such liability is not fully provided for or reflected as a liability in the Company's Audited Accounts, the Seller hereby agrees to indemnify and hold the Purchaser harmless from and against the entirety of any Adverse Consequences which the Purchaser may suffer (whether directly or indirectly) resulting from, arising out of, or relating to –
24.1.1 a failure of any of the Warranties or any undertakings by the Seller contained in this Agreement to be true and correct; or
24.1.2 any breach of or non-compliance by the Seller with any of its obligations contained in this Agreement.
24.2 If the Company at any time –
24.2.1 suffers any loss, damage, penalty, fine, charge or expense of whatever nature;
or
24.2.2 fails to receive any money or asset, whether corporeal or incorporeal; or
24.2.3 is obliged to make any payment in respect of liabilities (whether arising delictually, contractually, statutorily or otherwise),
which the Company would not have suffered, failed to receive or been obliged to make had the Warranties been true, the Seller admits and agrees that, for the purpose of determining the extent of the indemnity referred to in clause 24.1.1, the Purchaser shall have suffered damages in consequence thereof and that –
24.2.4 in the situation covered by clause 24.2.1, the extent of such damages shall, at the least, be equal to the loss, damage, penalty, fine, charge or expense suffered by the Company;
24.2.5 in the situation covered by clause 24.2.2, the extent of such damages shall, at the least, be equal to the amount of the monies net of the likely cost of earning them and of any tax payable thereon, or the market value of the asset the
Company failed to receive net of the likely cost of obtaining it, as the case may be; and
24.2.6 in the situation covered by clause 24.2.3, the extent of such damage shall, at the least, be equal to the amount the Company is obliged to pay.
24.3 The Purchaser shall notify the Seller of any claim made by any third party against the Company ("Third Party Claim") which may give rise to a claim for indemnification under this clause 24, within 7 (seven) business days of receipt of the Third Party Claim to enable the Seller to take steps to resist the claim;
provided, however, that no delay on the part of the Purchaser in so notifying the
Seller shall relieve the Seller from any obligation hereunder unless (and then solely to the extent that) the Seller is thereby prejudiced.
24.4 The Seller shall have the right to defend the Company against the Third Party
Claim and to control the proceedings in regard thereto with –
24.4.1 legal representation from one of the 5 (five) largest (based on number of partners or shareholders or directors) independent firms of attorneys in South
Africa at the time; or
24.4.2 legal representation of its choice, provided that the Purchaser has consented thereto in writing, which consent shall not be unreasonably withheld, provided that –
24.4.3 the Seller notifies the Purchaser within 10 (ten) business days after the
Purchaser has given notice of the Third Party Claim that the Seller will indemnify the Company from and against the entirety of any Adverse
Consequences the Company may suffer resulting from, arising out of, relating to, or caused by the Third Party Claim, excluding Adverse Consequences resulting in any loss of profit or any other indirect, special or consequential loss;
24.4.4 if the Purchaser has reasonable cause to believe that the Seller does not have the financial resources to defend against the Third Party Claim and fulfil its indemnification obligations hereunder, the Purchaser may, at the time the
Seller notifies the Purchaser, request evidence, reasonably acceptable to the
Purchaser, that the Seller will have the required financial resources; and
24.4.5 the Seller shall conduct the defence in a manner which is not reasonably likely to be detrimental to the continuing business of the Company.
24.5
The Seller shall conduct the defence of the Third Party Claim actively and diligently and shall –
24.5.1
afford the Purchaser and the Company a reasonable opportunity to be present at and to participate in all discussions and meetings which are held by the
Seller or by any counsel, attorney or third party (acting on behalf of the Seller)
in connection with such defence;
24.5.2
without unreasonable delay, and from time to time, provide the Purchaser with the same information which the Seller has in its possession or under its control, the intention being that the Purchaser should be as well informed, at all times, as the Seller is informed; and
24.5.3
permit the Purchaser to express its views and opinions from time to time in regard to the defence of a Third Party Claim.
24.6
For so long as the Seller is conducting the defence of the Third Party Claim –
24.6.1
the Purchaser and the Company will render reasonable assistance to the
Seller (at the expense of the Seller) in regard to the proceedings;
24.6.2
the Company will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Seller (which consent shall not be unreasonably withheld); and
24.6.3
the Seller will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld).
24.7
However, if the Seller fails to comply with the requirements referred to in clause
24.4 and the Purchaser has given the Seller 7 (seven) business days' notice to comply with the requirements set out in clause 24.4 and the Seller has failed to comply with such notice within the 7 (seven) day period –
24.7.1
the Company may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it may consider appropriate (and neither the Purchaser nor the Company need consult with, or obtain any consent from, the Seller in connection therewith);
24.7.2
the Seller shall reimburse the Company promptly and periodically for the costs of defending the Third Party Claim (including legal fees and expenses, on an attorney and own client basis, and fees and expenses of accountants, consultants and experts); and
24.7.3 the Seller shall remain responsible for any Adverse Consequences the
Purchaser or the Company may suffer resulting from, arising out of, relating to, or caused by the Third Party Claim to the fullest extent provided for in this clause 24.
24.8 The indemnification provisions in this clause 24 are in addition to, and do not in any way derogate from, any statutory or common law remedy any Party may have for breach of this Agreement, including breach of any representation or warranty.
25
SELLER'S LIMITATION OF LIABILITY
25.1          Notwithstanding the Warranties, representations, undertakings and indemnifications given by the Seller, or any other breach of this Agreement by the
Seller which may give rise to a claim for damages (whether direct or indirect), no liability shall attach to the Seller in relation to claims, losses, damages, expenses or any other liability whatsoever –
25.1.1 until such time as the Part A Conditions Precedent have been fulfilled or waived in accordance with clause 4, as the case may be;
25.1.2 for any loss of profit or any other indirect, special or consequential loss;
25.1.3 which are less than R10,000,000 (ten million rand) in aggregate, provided that
(i) such individual claims or losses which are less than R200,000 (two hundred thousand rand) shall not be taken into account in calculating the said amount and (ii) when such aggregate or individual claims or losses (which are equal to or exceed R200,000 (two hundred thousand rand)) exceed the said amount, the Seller shall, subject to clause 25.1.4 and clause 25.1.5, be liable for the full amount of such claim/s and/or loss and/or liabilities and not only for the amount in excess of the said amount;
25.1.4 if the Purchaser has not issued summons against the Seller for recovery of such claims, losses or liabilities or made a demand for arbitration in regard thereto in terms of clause 39.1 by 31 December 2013; or
25.1.5 which in aggregate exceed R40,000,000 (forty million rand) on the basis that the aggregate amount recoverable from the Seller, inclusive of interest and costs, from whatever cause arising, shall be limited to the aforesaid amount.
25.2 Notwithstanding anything to the contrary herein contained, the limitation of liability envisaged in this clause 25 shall not in any way limit of restrict the
Purchaser's right to claim specific performance in order to enforce any of the
Seller's obligations in terms of this Agreement.
26
NO DUPLICATION OF RECOVERY BY THE PURCHASER
Notwithstanding anything to the contrary contained in this Agreement, a claim by the
Purchaser arising out of any breach by the Seller of any Warranty or in terms of any indemnity or undertaking given by the Seller in terms of this Agreement shall not entitle the Purchaser to make a claim against the Seller in respect of more than one of such breach of Warranty or undertaking or claim under such indemnity where such additional breach and claim arises from or is attributable to the same cause of action. The Purchaser shall be entitled, in its discretion, to determine whether to proceed in respect of the breach of Warranty, claim under indemnity or breach of undertaking.
27
WARRANTIES BY VMR
27.1 VMR hereby gives to and in favour of the Seller the VMR Warranties more fully set out in this clause 27.
27.2 Each VMR Warranty –
27.2.1 is a separate warranty and will in no way be limited or restricted by reference to or inference from the terms of any other VMR Warranty or by any other words in this Agreement;
27.2.2 is, insofar as it is promissory or relates to a future event, be deemed to have been given as at the date of fulfilment of the promise or future happening of the event, as the case may be;
27.2.3 save where any VMR Warranty is expressly limited to a particular date, is given as at the Signature Date and the Part A Closing Date, provided that in so far as a VMR Warranty relates to the Escrow Shares, such VMR Warranty is given as at the Signature Date, the Part A Closing Date and the Part B
Closing Date and the periods between those dates;
27.2.4 be deemed to be material and to be a material representation inducing the
Seller to enter into this Agreement; and

27.2.5 shall continue and remain in force until 31 December 2013, whereafter they shall immediately lapse and be of no further force or effect.
27.3 It is recorded that the Seller has entered into this Agreement on the strength of the VMR Warranties and on the basis that the VMR Warranties will be correct on the Signature Date and the Part A Closing Date provided that, in so far as the
VMR Warranties relate to the Escrow Shares, such Warranties will be true and correct on the Signature Date, the Part A Closing Date and the Part B Closing
Date and the periods between those dates.
27.4 VMR hereby warrants to and in favour of the Seller that –
27.4.1 as at the Part A Closing Date, VMR will -
27.4.1.1 be duly authorised to allot and issue the Consideration Shares to the Seller;
and
27.4.1.2 have sufficient authorised shares available to allot and issue the Consideration
Shares to the Seller;
27.4.2 the Consideration Shares will, upon being issued and delivered into the
Seller's nominated CSDP or broker account, as the case may be, will -
27.4.2.1               rank pari passu with all the other issued shares of VMR; and
27.4.2.2 be free of any pledge, lien, hypothec, notarial bond or encumbrance whatsoever and free of any other security interests or right of retention and no agreement has been entered into which may give rise to the
Consideration Shares being thus encumbered.
28
INDEMNITIES BY VMR
28.1 Without prejudice to any rights of the Seller arising from any other provision of this Agreement, VMR hereby agrees to indemnify and hold the Seller harmless from and against the entirety of any Adverse Consequences which the Seller may suffer (whether directly or indirectly) resulting from, arising out of, or relating to –
28.1.1 a failure of any of the VMR Warranties or any undertakings given by the
Purchaser and/or VMR contained in this Agreement to be true and correct; or
28.1.2 any breach of or non-compliance by the Purchaser or VMR with any of its obligations contained in this Agreement.

28.2 If the Seller at any time –
28.2.1 suffers any loss, damage, penalty, fine, charge or expense of whatever nature;
or
28.2.2 fails to receive any money or asset, whether corporeal or incorporeal; or
28.2.3 is obliged to make any payment in respect of liabilities (whether arising delictually, contractually, statutorily or otherwise),
which the Seller would not have suffered, failed to receive or been obliged to make had the VMR Warranties been true, VMR admits and agrees that, for the purpose of determining the extent of the indemnity referred to in clause 24.1.1, the Seller shall have suffered damages in consequence thereof and that –
28.2.4 in the situation covered by clause 28.2.1, the extent of such damages shall, at the least, be equal to the loss, damage, penalty, fine, charge or expense suffered by the Seller;
28.2.5 in the situation covered by clause 28.2.2, the extent of such damages shall, at the least, be equal to the amount of the monies net of the likely cost of earning them and of any tax payable thereon, or the market value of the asset the
Seller failed to receive net of the likely cost of obtaining it, as the case may be;
and
28.2.6 in the situation covered by clause 28.2.3, the extent of such damage shall, at the least, be equal to the amount the Seller is obliged to pay.
28.3 The indemnification provisions in this clause 28 are in addition to, and do not in any way derogate from, any statutory or common law remedy any Party may have for breach of this Agreement, including breach of any representation or warranty.
29
VMR LIMITATION OF LIABILITY
29.1         Notwithstanding the VMR Warranties, representations, undertakings and indemnifications given by VMR and/or the Purchaser, or any other breach of this
Agreement by the Seller which may give rise to a claim for damages (whether direct or indirect), no liability shall attach to VMR or the Purchaser in relation to claims, losses damages, expenses or any other liability whatsoever -
29.1.1 until such time as the Part A Conditions Precedent have been fulfilled or waived in accordance with clause 4, as the case may be;
29.1.2
for any loss of profit or any other indirect, special or consequential loss;
29.1.3
which are less than R10,000,000 (ten million rand) in aggregate, provided that
(i) such individual claims or losses which are less than R200,000 (two hundred thousand rand) shall not be taken into account in calculating the said amount and (ii) when such aggregate or individual claims or losses (which are equal to or exceed R200,000 (two hundred thousand rand)) exceed the said amount, the Seller shall, subject to clause 29.1.4 and clause 29.1.4, be liable for the full amount of such claim/s and/or loss and/or liabilities and not only for the amount in excess of the said amount;
29.1.4
if the Seller has not issued summons against VMR and/or the Purchaser for recovery of such claims, losses or liabilities or made a demand for arbitration in regard thereto in terms of clause 39.1 by a date which is 18 (eighteen)
months after the Part A Closing Date, provided that if the Seller has, before such date, given written notice in respect of any claim which it may have to
VMR and/or the Purchaser and has within 180 (one hundred and eighty) days after such date issued summons or commenced arbitration proceedings for the recovery thereof, the VMR Warranties and indemnities given in respect of such notified matter shall survive as long as may be necessary to permit the final resolution of such matter; or
29.1.5
which in aggregate exceed R40,000,000 (forty million rand) on the basis that the aggregate amount recoverable from VMR and/or the Purchaser, inclusive of interest and costs, from whatever cause arising, shall be limited to the aforesaid amount, provided that in respect of a VMR Warranty, the aforesaid
R40,000,000 (forty million rand) amount will be increased to the value of the
Consideration Shares determined by reference to the volume weighted average traded price on the JSE for the 30 (thirty) day period immediately preceding the earlier of (i) the date on which the Seller issues summons or (ii)
gives written notice to VMR and/or the Purchaser of the claim as envisaged in clause 29.1.4.
29.2
Notwithstanding anything to the contrary herein contained, the limitation of liability envisaged in this clause 29 shall not in any way limit of restrict the Seller's right to claim –
29.2.1
specific performance in order to enforce any of the Purchaser's and/or VMR's obligations in terms of this Agreement; and/or

29.2.2 damages up to an amount equal to the value of the Consideration Shares determined by reference to the volume weighted average traded price on the
JSE for the 30 (thirty) day period immediately preceding the date on which the
Seller issues summons, in the event that VMR is for any reason prevented from issuing the Consideration Shares, or part thereof, or if the issue of the
Consideration Shares is for any reason invalidated after the Closing Date.
30
NO DUPLICATION OF RECOVERY BY THE SELLER
Notwithstanding anything to the contrary contained in this Agreement, a claim by the
Seller arising out of any breach by VMR or the Purchaser of any VMR Warranty or in terms of any indemnity or undertaking given by VMR or the Purchaser in terms of this Agreement shall not entitle the Seller to make a claim against VMR or the
Purchaser in respect of more than one of such breach of VMR Warranty or undertaking or claim under such indemnity where such additional breach and claim arises from or is attributable to the same cause of action. The Seller shall be entitled, in its discretion, to determine whether to proceed in respect of the breach of a VMR Warranty, claim under indemnity or breach of undertaking.
31
VMR GUARANTEE
31.1 VMR hereby irrevocably and unconditionally –
31.1.1 guarantees (as a principal and a primary obligation) to the Seller the due and punctual observance and performance by the Purchaser of all obligations which the Purchaser now or from time to time in the future owes to the Seller under this Agreement ("Guaranteed Obligations"); and
31.1.2 promises and undertakes to pay to the Seller, on first demand in writing by the
Seller, all amounts which have become payable by the Purchaser to the Seller and not paid under or pursuant to, or arising out of or in connection with the
Guaranteed Obligations,
hereinafter referred to as "the Guarantee".
31.2 The Guarantee is a continuing covering security and shall remain in force regardless of any intermediate payment or discharge, as the case may be, in whole or in part of any of the Guaranteed Obligations.
31.3 VMR shall not be entitled to revoke, suspend and/or cancel the Guarantee (or any portion thereof).

31.4 VMR hereby waives any rights that it may have to first require the Seller to make any demand of the Purchaser, to proceed against or claim payment from the
Purchaser or any third party, to take action or obtain judgment in any court against the Purchaser or to make, file or prove any claim in the winding-up or dissolution of the Purchaser before making payment under the Guarantee.
31.5 Notwithstanding any indication to the contrary herein, the Guarantee does not constitute a suretyship and shall be construed as a primary undertaking giving rise to a principal obligation by VMR.
31.6 All payments made by VMR under this Agreement will be made free of any deductions, without set-off or other withholding whatsoever by way of a deposit into the Seller's Designated Account.
32
PURCHASER'S RIGHT TO TERMINATE
32.1 Notwithstanding anything to the contrary contained in this Agreement (including the fulfilment or waiver, as the case may be, of all of the Part A Conditions
Precedent), the Purchaser shall be entitled, subject only to clause 32.2, to cancel this Agreement by means of written notice to the Seller at any time prior to the
Part A Closing Date in the event that –
32.1.1 a Material Adverse Change has occurred in relation to the Company and is continuing as at the date of the said notice;
32.1.2 the Purchaser becomes aware that any Warranty is not true and correct in all material respects and such false and incorrect Warranty will result in a loss of more than R2,000,000 (two million rand) to the Purchaser and the Seller fails to remedy such breach (which remedy may include placing the Company in the same economic position it would have been in, had the Warranty been true and correct in all material respects) within 10 (ten) business days of receipt of a written notice from the Purchaser requiring the breach to be remedied;
32.1.3 the Seller, the Company or any subsidiary of the Company is liquidated, whether provisionally or finally (or any application is launched in that regard);
32.1.4 business rescue proceedings in terms of the Companies Act are commenced against the Seller or the Company or any subsidiary of the Company, whether by way of board resolution or court order; or
32.1.5 any interdict, judgment or other order or action of any court or Governmental

Body restraining, prohibiting or rendering illegal the implementation of the transactions contemplated in this Agreement is in effect, or any legal proceeding has been instituted by any person (including any Governmental
Body) seeking to prohibit, restrict or delay, declare illegal or to enjoin the implementation of the transactions contemplated herein.
32.2 The aforegoing provisions of this clause 32 should not be construed as limiting any of the Parties' rights arising from a breach of this Agreement, as contemplated in clause 38.
32.3 Notwithstanding the remaining provisions of this clause 32–
32.3.1 the Purchaser hereby irrevocably undertakes in favour of the Seller not to exercise its right to cancel this Agreement in the event that a Material Adverse
Change has occurred in relation to Company, where such Material Adverse
Change relates to an amendment to the Operating Budget and such amendment was made as a result of TTP's recommendations in terms of clause 5.1.2 of the Mine Management Consulting Agreement; and
32.3.2 each of the Purchaser and VMR hereby irrevocably undertake in favour of the
Seller not to exercise their respective rights under this Agreement in the event of a breach of contract, undertaking or Warranty by the Seller and/or the
Company, if such breach was as a result of the implementation of TTP's advice or TTP breaching its obligations in terms of the Mine Management
Consulting Agreement.
33
SELLER'S RIGHT TO TERMINATE
33.1 Notwithstanding anything to the contrary contained in this Agreement (including the fulfilment or waiver, as the case may be, of all of the Part A Conditions
Precedent), the Seller shall be entitled, subject only to clause 33.2, to cancel this
Agreement by means of written notice to the Purchaser at any time prior to the
Part A Closing Date in the event that –
33.1.1 a Material Adverse Change has occurred in relation to the Purchaser and is continuing as at the date of the said notice;
33.1.2 the Seller becomes aware that any VMR Warranty is not true and correct in all material respects and such false and incorrect Warranty will result in a loss of more than R2,000,000 (two million rand) to the Seller and VMR fails to (i)
remedy such breach within 10 (ten) business days of receipt of a written notice from the Seller requiring the breach to be remedied;
33.1.3 VMR or the Purchaser is liquidated, whether provisionally or finally (or any application is launched in that regard);
33.1.4 business rescue proceedings in terms of the Companies Act are commenced against VMR or the Purchaser, whether by way of board resolution or court order; or
33.1.5 any interdict, judgment or other order or action of any court or Governmental
Body restraining, prohibiting or rendering illegal the implementation of the transactions contemplated in this Agreement is in effect, or any legal proceeding has been instituted by any person (including any Governmental
Body) seeking to prohibit, restrict or delay, declare illegal or to enjoin the implementation of the transactions contemplated herein.
33.2 The aforegoing provisions of this clause 33 should not be construed as limiting any of the Parties' rights arising from a breach of this Agreement, as contemplated in clause 38.
34
PROTECTION OF RIGHTS
34.1 If the Seller fails to comply with any obligation imposed on it by this Agreement, the Purchaser shall be entitled to effect or attempt to effect such compliance at the expense of the Seller and to recover the costs and expenses of doing so from the Seller on demand.
34.2 The Seller shall not have any claim against the Purchaser arising out of any act or omission on the part of the Purchaser connected with effecting or attempting to effect such compliance or, even if the Purchaser has undertaken to effect such compliance, failing to do so properly or at all.
34.3 The Purchaser's rights in terms of this clause 34 are without prejudice to any other rights it may have and in particular no exercise, attempted exercise or undertaking to exercise the rights in terms of this clause by the Purchaser shall relieve the Seller of any liability or obligation arising out of a failure to comply with the obligation referred to in clause 34.1.
34.4 Similarly, if the Purchaser fails to comply with any obligation imposed on it by this
Agreement, the Seller shall be entitled to effect or attempt to effect such compliance at the expense of the Purchaser and in such event the provisions of clauses 34.1 to 34.3 shall apply mutatis mutandis.

35
GENERAL WARRANTIES
35.1 Each of the Parties hereby warrants to and in favour of the others that –
35.1.1 it has the legal capacity and has taken all necessary corporate action required to empower and authorise it to enter into this Agreement;
35.1.2 this Agreement constitutes an agreement valid and binding on it and enforceable against it in accordance with its terms;
35.1.3 the execution of this Agreement and the performance of its obligations hereunder does not and shall not –
35.1.3.1 contravene any law or regulation to which that Party is subject;
35.1.3.2 contravene any provision of that Party's constitutional documents; or
35.1.3.3 conflict with, or constitute a breach of any of the provisions of any other agreement, obligation, restriction or undertaking which is binding on it.
35.2 Each of the representations and warranties given by the Parties in terms of clause 35.1, shall –
35.2.1 be a separate warranty and will in no way be limited or restricted by inference from the terms of any other warranty or by any other words in this Agreement;
and
35.2.2 continue and remain in force notwithstanding the completion of any or all the transactions contemplated in this Agreement.
36
PUBLICITY
36.1 Subject to clause 36.3, each Party undertakes to keep confidential and not to disclose to any third party, save as may be required in law (including by the rules of any recognised securities exchange, where applicable) or permitted in terms of this Agreement, the nature, content or existence of this Agreement and any and all information given by a Party to the other Parties pursuant to this Agreement.
36.2 No announcements of any nature whatsoever will be made by or on behalf of a
Party relating to this Agreement without the prior written consent of the other
Parties, save for any announcement or other statement required to be made in terms of the provisions of any law or by the rules of any recognised securities exchange, in which event the Party obliged to make such statement will first consult with the other Parties in order to enable the Parties in good faith to attempt to agree the content of such announcement, which (unless agreed) must go no further than is required in terms of such law or rules. This will not apply to a Party wishing to respond to any other Party which has made an announcement of some nature in breach of this clause 36.
36.3 This clause 36 shall not apply to any disclosure made by a Party to its professional advisors or consultants, provided that they have agreed to the same confidentiality undertakings, or to any judicial or arbitral tribunal or officer, in connection with any matter relating to this Agreement or arising out of it.
37
SUPPORT
The Parties undertake at all times to do all such things, perform all such actions and take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and/or import of this Agreement.
38
BREACH
38.1 Without detracting from the rights of the Purchaser in terms of clause 32 or the rights of the Seller in terms of clause 33, if a Party ("Defaulting Party") commits any breach of this Agreement and fails to remedy such breach within 10 (ten)
business days ("Notice Period") of written notice requiring the breach to be remedied, then the Party giving the notice ("Aggrieved Party") will be entitled, at its option –
38.1.1 to claim immediate specific performance of all or any of the Defaulting Party's obligations under this Agreement, with or without claiming damages, whether or not such obligation has fallen due for performance; or
38.1.2 subject to the clause 38.4, to cancel this Agreement, with or without claiming damages, in which case written notice of the cancellation shall be given to the
Defaulting Party, and the cancellation shall take effect on the giving of the notice. No Party shall be entitled to cancel this Agreement unless the breach is a material breach. A breach will be deemed to be a material breach if -
38.1.2.1 it is capable of being remedied, but is not so remedied within the Notice
Period; or

38.1.2.2 it is incapable of being remedied and payment in money will compensate for such breach but such payment is not made within the Notice Period.
38.2 The Parties agree that any costs awarded will be recoverable on an attorney-and-
own-client scale unless the Court specifically determines that such scale shall not apply, in which event the costs will be recoverable in accordance with the High
Court tariff, determined on an attorney-and-client scale.
38.3 The Aggrieved Party's remedies in terms of this clause 38 are without prejudice to any other remedies to which the Aggrieved Party may be entitled in law.
38.4 Notwithstanding the aforegoing, after the Part B Closing in accordance with clause 18, none of the Parties will have the right to cancel this Agreement as a result of a breach thereof, and the Parties' only remedies thereafter will be to claim specific performance of all the Defaulting Party's obligations, together with damages, if any.
39
DISPUTE RESOLUTION
39.1 In the event of there being any dispute or difference between the Parties arising out of this Agreement which is not required to be resolved in terms of any other dispute resolution mechanism provided herein, the said dispute or difference shall on written demand by any Party be submitted to arbitration in Johannesburg in accordance with the AFSA rules, which arbitration shall be administered by
AFSA.
39.2 Should AFSA, as an institution, not be operating at that time or not be accepting requests for arbitration for any reason, then the arbitration shall be conducted in accordance with the AFSA rules for commercial arbitration (as last applied by
AFSA) before an arbitrator appointed by agreement between the parties to the dispute or failing agreement within 10 (ten) business days of the demand for arbitration, then any party to the dispute shall be entitled to forthwith call upon the chairperson of the Johannesburg Bar Council to nominate the arbitrator, provided that the person so nominated shall be an advocate of not less than 10 (ten) years standing as such. The person so nominated shall be the duly appointed arbitrator in respect of the dispute. In the event of the attorneys of the parties to the dispute failing to agree on any matter relating to the administration of the arbitration, such matter shall be referred to and decided by the arbitrator whose decision shall be final and binding on the parties to the dispute.
39.3 Any party to the arbitration may appeal the decision of the arbitrator or arbitrators in terms of the AFSA rules for commercial arbitration.
39.4 Nothing herein contained shall be deemed to prevent or prohibit a party to the arbitration from applying to the appropriate court for urgent relief or for judgment in relation to a liquidated claim.
39.5 Any arbitration in terms of this clause 39 (including any appeal proceedings) shall be conducted in camera and the Parties shall treat as confidential details of the dispute submitted to arbitration, the conduct of the arbitration proceedings and the outcome of the arbitration.
39.6 This clause 39 will continue to be binding on the Parties notwithstanding any termination or cancellation of the Agreement.
39.7 The Parties agree that the written demand by a party to the dispute in terms of clause 39.1 that the dispute or difference be submitted to arbitration, is to be deemed to be a legal process for the purpose of interrupting extinctive prescription in terms of the Prescription Act, No 68 of 1969.
40
NOTICES AND DOMICILIA
40.1
The Parties select as their respective domicilia citandi et executandi the following physical addresses, and for the purposes of giving or sending any notice provided for or required under this Agreement, the said physical addresses as well as the following telefax numbers and email addresses -
Name
Physical Address
Telefax
VMR Isle of Houghton (011) 86 647 2922
1
st
Floor, Old Trafford 1
13 Boundary Road
Email
Houghton Estate
clinton@2tp.co.za
Johannesburg
2146

Marked for the attention of: the Chief Executive Officer
Name
Physical Address
Telefax
Seller Quadrum Office Park (011) 470 2618
1st Floor, Building 1
50 Constantia Boulevard
Email
Constantia Kloof Ext 28 Niel.pretorius@za.dr
dgold.com
Roodepoort
1709
Marked for the attention of: Niël Pretorius

Name
Physical Address
Telefax
Purchaser Isle of Houghton (011) 86 647 2922
1
st
Floor, Old Trafford 1 Email
13 Boundary Road msaaiman@village
mainreef.co.za
Houghton Estate
Johannesburg
Marked for the attention of: Marius Saaiman
Name
Physical Address
Telefax
The Company Quadrum Office Park (011) 470 2618
1st Floor, Building 1
Email
50 Constantia Boulevard Niel.pretorius@za.dr
dgold.com
Constantia Kloof Ext 28
Roodepoort
1709
Marked for the attention of: Niël Pretorius,
provided that a Party may change its domicilium or its address for the purposes of notices to any other physical address or telefax number in the Republic of
South Africa or to any other email address, by written notice to the other Parties to that effect. Such change of address will be effective 5 (five) business days after receipt of the notice of the change.
40.2 All notices to be given in terms of this Agreement will be given in writing, in
English, and will -
40.2.1 be delivered by hand, sent by telefax or sent by way of email;
40.2.2 if delivered by hand during business hours, be presumed to have been received on the date of delivery. Any notice delivered after business hours or on a day which is not a business day will be presumed to have been received on the following business day; and
40.2.3 if sent by telefax or email during business hours, be presumed to have been received on the date of successful transmission of the telefax or email. Any telefax or email sent after business hours or on a day which is not a business day will be presumed to have been received on the following business day.
40.3 Notwithstanding the above, any notice given in writing in English, and actually received by the Party to whom the notice is addressed, will be deemed to have been properly given and received, notwithstanding that such notice has not been given in accordance with this clause.

41
BENEFIT OF THE AGREEMENT
This Agreement will also be for the benefit of and be binding upon the successors in title and permitted assigns of the Parties or any of them.
42
APPLICABLE LAW AND JURISDICTION
42.1 This Agreement will in all respects be governed by and construed under the laws of the Republic of South Africa.
42.2 Subject to clause 39, the Parties hereby consent and submit to the non-exclusive jurisdiction of the South Gauteng High Court, Johannesburg in any dispute arising from or in connection with this Agreement.
43
GENERAL
43.1
Whole Agreement
43.1.1 This Agreement constitutes the whole of the agreement between the Parties relating to the matters dealt with herein and, save to the extent otherwise provided herein, no undertaking, representation, term or condition relating to the subject matter of this Agreement not incorporated in this Agreement shall be binding on any of the Parties.
43.1.2 This Agreement supersedes and replaces any and all agreements between the Parties (and other persons, as may be applicable) and undertakings given to or on behalf of the Parties (and other persons, as may be applicable) in relation to the subject matter hereof including the exclusivity and break fee agreement concluded between the Seller and VMR on 7 November 2011, save for the confidentiality and non-disclosure agreement concluded between the Company, the Seller and VMR on or about 7 November 2011.
43.2
Variations to be in Writing
No addition to or variation, deletion, or agreed cancellation of all or any clauses or provisions of this Agreement will be of any force or effect unless in writing and signed by the Parties.
43.3
No Indulgences
No latitude, extension of time or other indulgence which may be given or allowed by any Party to the other Parties in respect of the performance of any obligation hereunder, and no delay or forbearance in the enforcement of any right of any

Party arising from this Agreement and no single or partial exercise of any right by any Party under this Agreement, shall in any circumstances be construed to be an implied consent or election by such Party or operate as a waiver or a novation of or otherwise affect any of the Party's rights in terms of or arising from this
Agreement or estop or preclude any such Party from enforcing at any time and without notice, strict and punctual compliance with each and every provision or term hereof. Failure or delay on the part of any Party in exercising any right, power or privilege under this Agreement will not constitute or be deemed to be a waiver thereof, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
43.4
No Waiver or Suspension of Rights
No waiver, suspension or postponement by any Party of any right arising out of or in connection with this Agreement shall be of any force or effect unless in writing and signed by such Party. Any such waiver, suspension or postponement will be effective only in the specific instance and for the purpose given.
43.5
Provisions Severable
All provisions and the various clauses of this Agreement are, notwithstanding the manner in which they have been grouped together or linked grammatically, severable from each other. Any provision or clause of this Agreement which is or becomes unenforceable in any jurisdiction, whether due to voidness, invalidity, illegality, unlawfulness or for any other reason whatever, shall, in such jurisdiction only and only to the extent that it is so unenforceable, be treated as pro non scripto and the remaining provisions and clauses of this Agreement shall remain of full force and effect. The Parties declare that it is their intention that this
Agreement would be executed without such unenforceable provision if they were aware of such unenforceability at the time of execution hereof.
43.6
Continuing Effectiveness of Certain Provisions
The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.
43.7
No Assignment

Neither this Agreement nor any part, share or interest herein nor any rights or obligations hereunder may be ceded, delegated or assigned by any Party without the prior signed written consent of the other Parties, save as otherwise provided herein.
43.8
Exclusion of Electronic Signature
The reference in clauses 43.2, 43.4 and 43.7 to writing signed by a Party shall, notwithstanding anything to the contrary in this Agreement, be read and construed as excluding any form of electronic signature.
44
COSTS
Except as otherwise specifically provided herein, each Party will bear and pay its own legal costs and expenses of and incidental to the negotiation, drafting, preparation and implementation of this Agreement.
45
SIGNATURE
45.1 This Agreement is signed by the Parties on the dates and at the places indicated
below.
45.2 This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same
Agreement as at the date of signature of the Party last signing one of the counterparts.
45.3 The persons signing this Agreement in a representative capacity warrant their authority to do so.
45.4 The Parties record that it is not required for this Agreement to be valid and enforceable that a Party shall initial the pages of this Agreement and/or have its signature of this Agreement verified by a witness.

Signed at Cape Town this 7 day of February 2012.
For and on behalf of
VILLAGE MAIN REEF LIMITED
/s/ P M Saaiman
Name: PM Saaiman
Capacity: Director
Who warrants that his /her authority hereto
For and on behalf of DRDGOLD LIMITED
/s/ D J Pretorius
Name: D J Pretorius
Capacity: Director
Who warrants that his /her authority hereto
For and on behalf of
BUSINESS VENTURE INVESTMENTS NO 1557 PROPRIETARY LIMITED
/s/ P M Saaiman
Name: PM Saaiman
Capacity: Director
Who warrants that his /her authority hereto
For and on behalf of
BLYVOORUITZICHT GOLD MINING COMPANY LIMITED
/s/ T J Gwebu
Name: TJ Gwebu
Capacity: Director
Who warrants that his /her authority hereto

ANNEXURE "1"
COMPANY'S AUDITED ACCOUNTS

ANNEXURE "2"
DISCLOSURE SCHEDULE
The Seller makes the disclosures set out in this Annexure "2" to the Purchaser in terms of the Agreement to which this Annexure is attached and with reference to the warranties as set out in Annexure "7" to the Agreement.
Warranties concerning the status and shares of the Company
Disclosure:
Warranties relating to the Sale Shares
Disclosure:
Warranties relating to the Sale Claims
Disclosure:
Warranties relating to Doornfontein
Disclosure: Refer to disclosures relating to litigation below.
Warranties relating to the books and records of the Company
Disclosure: The Company's Memorandum of Incorporation has not been amended so as to bring it in line with the Companies Act

2
Warranties relating to the business activities of the Company
Disclosure: The Company is party to a profit sharing agreement with certain labour unions
Warranties relating to the assets and liabilities of the Company
Disclosure: The Rand Refinery Limited shares owned by the Company are subject to pre-emptive rights in favour of the other Rand Refinery Limited shareholders in terms of the Rand Refinery Limited Shareholders' Agreement
Warranties relating to intellectual property
Disclosure:
Warranties relating to the contracts of the Company
Disclosure:
Warranties relating to tax
Disclosure:
Warranties in respect of the immovable property
Disclosure:
Warranties relating to employees of the Company

3
Disclosure:
Warranties relating to the Audited Accounts
Disclosure:
Warranties relating to disclosures made to the Purchaser
Disclosure:
Warranties relating to Mining Rights
Disclosure: The Company pays royalties in respect of its underground operations but not in respect of its surface operations
Warranties concerning litigation
Disclosure regarding litigation matters relating to the Company:
Counter party Cause of action Relief sought Forum Case no
JJ Fino alleged unfair dismissal reinstatement CCMA GAJB 16175/11
P Lelima alleged unfair dismissal reinstatement CCMA GAJB 32742/11
VI Cinquenta alleged unfair dismissal reinstatement CCMA GAJB 23093/11
K Thaane alleged unfair dismissal reinstatement CCMA GAJB 22929/11
L Ntungwa alleged unfair dismissal reinstatement CCMA GAJB 29915/11
P Cassa alleged unfair dismissal reinstatement CCMA GAJB 25424/11
A van Tonder medical incapacity
severance package            CCMA
GAJB 31323/11
Solidarity case
validity of agency shop
agreement with UASA
declaring the
agreement invalid
Labour Court JR 823/11
Neville Borchers
delivery of pension fund and UIF                 delivery of                              Labour Court
J 838/09

4
documentation documentation
Neville Borchers alleged unfair dismissal R51 431.63 Labour Court J 840/09
Raphael Mothibi alleged unfair dismissal reinstatement Labour Court JR 3268/09
Duffuel (Pty) Ltd
& others
damages for alleged
environmental degradation
R100 million High Court 24533/09
T D Mabese
alleged incorrect amount of
retrenchment package
R23 768.00 Magistrates
Court
01832/10
M C Baloyi
joined by adjudicator to a pension
fund dispute with Mineworkers
Provident Fund
unknown at this
stage
Pension Fund
Adjudicator
Unknown at this
stage
Disclosure regarding litigation matters relating to the Company and Doornfontein:
Counter party Cause of action Relief sought Forum Case no
Merafong
Municipality
unfair water tariff increase
order not to increase
tariff
High Court 47282/07

ANNEXURE "3"
DOORNFONTEIN AUDITED ACCOUNTS

ANNEXURE "4"
ETF AUDITED ACCOUNTS

ANNEXURE "5"
IMMOVABLE PROPERTY
Farm Portion
Extent
Owner
Blyvooruitzicht 116 IQ
R/E Portion 1
500.4945   Ha              Blyvooruitzicht
Blyvooruitzicht 116 IQ
R/E Portion 2
199.8575   Ha              Blyvooruitzicht
Blyvooruitzicht 116 IQ
R/E Portion 10
318.9499   Ha              Blyvooruitzicht
Blyvooruitzicht 116 IQ
R/E Portion 15
127.974   Ha
Blyvooruitzicht
Blyvooruitzicht 116 IQ
Portion 18
37.6925   Ha
Blyvooruitzicht
Blyvooruitzicht 116 IQ
23
4.2827   Ha
Blyvooruitzicht
Blyvooruitzicht 116 IQ
Portion 26
51.4629   Ha
Blyvooruitzicht
Blyvooruitzicht 116 IQ
R/E Portion 27
68.7905   Ha
Blyvooruitzicht
Blyvooruitzicht 116 IQ
Portion 51
79.29   Ha
Blyvooruitzicht
Blyvooruitzicht 116 IQ
Portion 66
385.4701   Ha              Blyvooruitzicht
Blyvooruitzicht 116 IQ
R/E Portion 70
487.2125   Ha              Blyvooruitzicht
Doornfontein 118 IQ
Portion 17
8.5653   Ha
Blyvooruitzicht
Doornfontein 118 IQ
Portion 18
6.424   Ha
Blyvooruitzicht
Doornfontein 118 IQ
Portion 19
4.2827   Ha
Blyvooruitzicht
Doornfontein 118 IQ
Portion 20
6.424   Ha
Blyvooruitzicht
Doornfontein 118 IQ
Portion 21
17.1306   Ha
Blyvooruitzicht
Doornfontein 118 IQ
R/E Portion 24
457.8333   Ha              Blyvooruitzicht
Varkenslaagte 119 IQ
Portion 6
453.2896   Ha              Blyvooruitzicht
Varkenslaagte 119 IQ
Portion 24
975.8591   Ha              Blyvooruitzicht
Varkenslaagte 119 IQ
Portion 25
72.1587   Ha
Blyvooruitzicht
Varkenslaagte 119 IQ
Portion 26
99.3372   Ha
Blyvooruitzicht
Varkenslaagte 119 IQ
Portion 27
89.9359   Ha
Blyvooruitzicht
Varkenslaagte 119 IQ
Portion 28
122.4361   Ha              Blyvooruitzicht

ANNEXURE "6"
OPERATING BUDGET
FORECAST
BUDGETS 2011 -2012
YTD Dec
2012             Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12         TOTAL
PRODUCTION STATISTICS
Underground
Tons Milled tons
375,006
61,000
63,000
63,000
61,000
63,000
63,000
749,006
Yield g/t
3.70                 3.70               3.70               3.70               3.70               3.70               3.70               3.70
Gold Produced kg's
1387.89            225.70            233.10           233.10           225.70            233.10
233.10
2771.69
7,256 7,494 7,494 89,112
Slimes
Tons Milled
240,000
210,000
190,000
2,807,990
Yield 0.23 0.24 0.24 0.23
Gold Produced kg's
323.69
51.60
51.60
55.70
55.70
51.20
45.40
634.89
oz 10,407 1,659 1,659 1,791 1,791 1,646 1,460 20,412
Rock Dump & Reef Picking
Tons Milled tons
136,191
34,000
170,191
Yield g/t 0.83 0.59 0.78
Gold Produced kg's
113.33
20.00
133.33
oz 3,644 643 - - - - - 4,287
Total Gold kg's 1,824.91 297.30 284.70 288.80 281.40 284.30 278.50 3,539.91
oz 58,672 9,558 9,153 9,285 9,047 9,140 8,954 113,811

2
FINANCIALS R'000
Underground
Revenue 578,877 94,117 97,203 97,203 94,117 97,203 97,203 1,155,922
Cash Costs
548,409
90,214
91,670
91,670
94,420
94,420
106,420
1,117,223
Cash Profit
30,468
3,903
5,533
5,533
-303
2,783
-9,217
38,699
Slimes
Revenue 135,008 21,517 21,517 23,227 23,227 21,350 18,932 264,779
Cash Costs
38,122
6,769
6,924
7,003
7,220
6,961
7,109
80,109
Cash Profit
96,886
14,748
14,593
16,224
16,007
14,389
11,823
184,670
Rock Dump & Reef Picking
Revenue 47,270 8,340 - - - - - 55,610
Cash Costs
24,540
5,668
30,208
Cash Profit
22,730
2,672
-
-
-
-
-
25,402
TOTAL MINE
Revenue 761,156 123,974 118,720 120,430 117,344 118,553 116,135 1,476,311
Cash Costs 611,071 102,651 98,594 98,673 101,640 101,381 113,529 1,227,539
Cash Profit
150,085
21,323
20,126
21,756
15,704
17,172
2,605
248,771
NON CASH COST
Social & Labour Plan
(13) 77
77
94
77
77
77
468
Statutory Levies
1,702
319
304
304
311
315
304
3,558
Rehabilitation
509
475
475
475
475
475
475
3,358
Corporate Costs
9,362
1,526
1,526
1,526
1,526
1,526
1,526
18,518
Interest
5,509
5,509
Total Non Cash Costs
17,069
2,397
2,382
2,398
2,390
2,393
2,382
31,411

3
Working Profit/(Loss)
133,016            18,926           17,744             19,358           13,314            14,779            223
217,361
Capital Expenditure
49,780             11,111            8,963              8,893             8,402             8,224              8,043
103,416
Profit/(Loss) after Capex
83,236
7,815
8,781
10,465
4,912
6,556
-7,820
113,944
INDICATORS
- - - - - - -
Gold Price
417,092
417,000
417,000
417,000
417,000
417,000
417,000
417,047
Production Costs
Underground
R/Kg        395,139            399,708          393,264          393,265          418,343          405,062          456,542          403,084
R/Ton       1,462.40           1,478.92         1,455.08         1,455.08         1,547.87         1,498.73         1,689.21          1,491.61
Slimes
R/Kg        117,773            131,182          134,195          125,729          129,623          135,957          156,590           126,177
R/Ton
26.33               28.20             28.85             29.18              30.08             33.15              37.42              28.53
Rock Dump R/Kg 216,529 283,400
0                   0                    0                   0                    0                   226,560
R/Ton 180.19 166.71
0                    0                   0                    0                    0                   177.49
Total Mine
R/Kg         344,203           353,340          354,675          349,969          369,686           365,016          416,198          355,644
R/Ton
320.61             313.58            333.25           333.57            345.61            380.12            458.15            337.77
Total Mine (incl Capital) R/Kg 371,481 390,713 386,157 380,763 399,545 393,942 445,079 384,859
R/Ton
346.02             346.74            362.83           362.92             373.53           410.25            489.94            365.52
Progressive
Profit
R'000        83,236             91,051            99,832           110,297           115,209         121,764            113,944
costs 1,362,366
revenue 1,476,311
Sensitivity 10%
Costs
-22,292
Revenue 261,575

ANNEXURE "7"
WARRANTIES
The Warranties contained in this Annexure "7" are given by the Seller on the basis set out in clause 23 of the Agreement to which this Annexure "7" is attached.
To the extent that the Agreement may have been signed on a date which results in the use of any tense being inappropriate, the Warranties shall be read in the appropriate tense.
1
WARRANTIES CONCERNING THE STATUS AND SHARES OF THE COMPANY
1.1 The Company is regularly incorporated according to the applicable laws in each jurisdiction in which it carries on business and in the Republic of South Africa as a profit company with limited liability, and no steps have been taken in respect of the deregistration of the Company in terms of section 82(3) of the Companies
Act.
1.2 No person is entitled to an order requiring the Company to change its corporate name.
1.3 The authorised ordinary share capital of the Company is R18,750,000 (eighteen million seven hundred and fifty thousand rand) divided into 75,000,000 (seventy five million) ordinary shares of R0.25 (twenty five cents) each, all ranking pari passu in all respects, of which 50 773 214 (fifty million seven hundred and seventy three thousand two hundred and fourteen) ordinary shares have been issued and credited as fully paid. The Sale Shares constitute 74% (seventy four percent) of the entire ordinary issued share capital of the Company.
2
WARRANTIES RELATING TO THE SALE SHARES
2.1 The Seller is the sole beneficial holder of the Sale Shares and is reflected as the sole registered holder thereof in the securities register of the Company, and no person has any right to obtain an order for the rectification of such register.
2.2 The Seller is entitled and able to give free and unencumbered title in the Sale
Shares to the Purchaser.

2
2.3 No person has any right whatsoever (whether pursuant to any option, right of first refusal or otherwise) to subscribe for any unissued shares in the Company or to acquire any issued shares in the Company other than the Purchaser in terms of this Agreement.
2.4 All stamp duty or securities transfer tax legally payable on the creation and the issue of the Sale Shares and on any previous transfers of the Sale Shares has been fully paid.
3
WARRANTIES RELATING TO THE SALE CLAIMS
3.1 No person has any claim to or in respect of the Sale Claims other than the
Purchaser in terms of this Agreement.
3.2 The Seller is entitled and able to give free and unencumbered title to the Sale
Claims to the Purchaser.
3.3 No entity in the DRD Group has a claim against the Company save for the Sale
Claims.
3.4 The Sale Claims are not encumbered and not subordinated in favour of any creditor of the Company.
4
WARRANTIES RELATING TO DOORNFONTEIN
4.1 The authorised ordinary share capital of Doornfontein is R11,250,000 (eleven million two hundred and fifty thousand rand) divided into 45,000,000 (forty five million) ordinary shares of R0.25 (twenty five cents) each, all ranking pari passu in all respects, of which 40,000,000 (forty million) ordinary shares have been issued and credited as fully paid ("Doornfontein Sale Shares").
4.2 The Company is the sole beneficial holder of the Doornfontein Sale Shares and is reflected as the sole registered holder thereof in the securities register of
Doornfontein, and no person has any right to obtain an order for the rectification of such register.
4.3 Doornfontein is a dormant non-trading company with no assets or liabilities.
5
WARRANTIES RELATING TO THE BOOKS AND RECORDS OF THE COMPANY
5.1 The memorandum of incorporation of the Company, a copy of which has been provided to the Purchaser, is correct and up to date in all respects and includes

3
all amendments thereto to date, all of which amendments were duly made in terms of the Companies Act.
5.2 The memorandum of incorporation of the Company shall not be amended, replaced or substituted without the written consent of the Purchaser, which consent shall not be unreasonably withheld.
5.3 The minute books of the Company contain all resolutions passed by the directors and shareholders thereof, save for resolutions required to give effect to the provisions of this Agreement.
5.4 The Company has properly maintained all registers required to be maintained by it in accordance with the Companies Act.
5.5 The Company's books, accounts and records are in its possession, have been properly maintained according to law, do not contain any material inaccuracies or discrepancies and are capable of being written up within a reasonable time so as to record, in accordance with generally accepted accounting principles, all of the transactions to which the Company was or is a party.
5.6 In the 5 (five) years preceding the Signature Date, no auditor of the Company has at any time furnished the directors of the Company with a report concerning any reportable irregularity as contemplated in the Auditing Profession Act, No 26 of 2005 or any similar legislation in force from time to time prior to the enactment of such act.
6
WARRANTIES RELATING TO THE BUSINESS ACTIVITIES OF THE COMPANY
6.1 The Company is not engaged in any business other than the Business and the
Business is a going concern.
6.2 The Company has all such Licences as are prescribed by law for the conduct of its Business in each jurisdiction in which it carries on business, and the Seller is not aware of any fact or circumstance which may result in the cancellation, withdrawal or non-renewal of any of them.
6.3 To the best of the Seller's knowledge and belief, the Company has complied with and is not in breach of any laws (other than Environmental Laws) in any material respect.
6.4 To the best of the Seller's knowledge and belief, the processes employed and the products now or herebefore dealt in by the Company do not infringe the patent,

4
copyright or other Intellectual Property rights of any third party.
6.5 No person is entitled (otherwise than as a shareholder or a preference share holder) to participate or share in, nor to a commission on (save salesmen in the employ of the Company) the income or the profits or Distributions of the
Company or to any payment of any kind calculated with reference to the profits or income of the Company.
6.6 The Company has not engaged in any activity prohibited in terms of the
Competition Act.
7
WARRANTIES RELATING TO THE ASSETS AND LIABILITIES OF THE
COMPANY
7.1 The Company is the sole beneficial owner of all Material Business Assets of whatsoever nature used by it in respect of its Business. None of the Material
Business Assets are subject to any reservation of ownership, lease, lien, hypothec, mortgage, notarial bond, pledge or other encumbrance whatsoever.
7.2 No person has any right (whether pursuant to any option, right of first refusal or otherwise) to purchase or acquire (whether as security or otherwise) any of the assets of the Company other than the right to purchase trading stock in the normal and ordinary course of business for value.
7.3 All the Material Business Assets are insured with a reputable South African insurance company against the risks to which they are ordinarily subject for amounts which accord with sound business practice, all premiums due in respect of such insurance have been paid and the Company has complied with all of the conditions to which the liability of the insurer under the policies of insurance will be subject. The Seller is not aware of any facts, matters or circumstances which may give rise to the cancellation of any of the said policies of insurance, or the repudiation of any claims thereunder, or to such policies not being renewed in the future, or only being renewed subject to the imposition of more onerous terms.
The Company does not self-insure any of its assets.
7.4 The Company does not have any liabilities (whether actual, or contingent) other than –
7.4.1 those liabilities, including the Sale Claims, which are brought to account or fully provided for in the Company's Audited Accounts and in the case of contingent liabilities referred to by way of appropriate notes in the Company's

5
Audited Accounts, or referred to in the Disclosure Schedule; and
7.4.2 liabilities incurred in the normal and ordinary course of its business during the period following the period covered by the Company's Audited Accounts.
7.5 Save to the extent fully brought to account or provided against in the Company's
Audited Accounts, the Company is not liable whether contingently or otherwise for the liabilities of any third party whether as surety, co-principal debtor, guarantor, indemnitor or otherwise.
7.6 There are no amounts of any kind owing by the Company to any entity in the
DRD Group, save only for amounts fully reflected and brought to account in the
Company's Audited Accounts which are owing by the Company to the Seller by way of shareholder loans or on trading account.
7.7 The total borrowings of the Company do not exceed any limitation on its borrowing powers contained in its memorandum of incorporation. The total amount borrowed by the Company from its bankers does not exceed any limits imposed on such borrowings by such bankers. The Company has not received formal or informal notification from any lenders of funds to the Company requiring repayment of all or part of such loans, nor has it received from such lenders any notice of default that is still current.
7.8 Save for legal proceedings relating to the collection by the Company of amounts owing to it by trade debtors in the normal and ordinary course of its business, the
Company is not at the Signature Date a party to any current or pending litigation or similar legal proceedings (including arbitration, criminal proceedings or administrative proceedings) and as at the Signature Date, the Seller is not aware of any facts or circumstances which may at the Signature Date or thereafter lead to any such proceedings against the Company.
7.9 The Company is not in default under or with respect to any judgment, order, award, interdict or other similar pronouncement of any court or administrative authority having jurisdiction over the Company.
7.10 The Company has in all respects complied with all such South African Exchange
Control regulations and rulings as may be applicable to it. All foreign exchange commitments of the Company are fully covered forward under valid and enforceable forward exchange contracts.
7.11 The Company has not declared any Distribution which has not been paid.

6
8
WARRANTIES RELATING TO INTELLECTUAL PROPERTY
8.1 All Intellectual Property used by the Company in respect of its Business is either owned by the Company or validly licensed to the Company.
8.2 The Company is the sole beneficial owner or licensee (and where appropriate, registered holder) of all trade marks, patents and other Intellectual Property and copyright rights used by it in relation to its Business. The Company has not granted and is not under any obligation to grant any registered user rights in respect of any Intellectual Property rights owned by it. The said trade marks and other Intellectual Property rights are valid, enforceable and unencumbered.
8.3 To the Seller's knowledge, as at the Signature Date no person has any claim of any nature whatsoever against the Company arising out of the use by it of any trade or brand name, trade mark or patent and no person is entitled to an order for the expungement of any trade mark used by the Company in or in relation to its Business. Furthermore, the activities of the Company have not infringed and do not infringe, and they have not constituted and do not constitute any breach of confidence, passing off or actionable act of unfair competition.
8.4 The Seller is not aware of any use by and has not granted the right to use the trade marks or other Intellectual Property or copyright used by the Company to any third party.
8.5 No person is entitled to an order requiring the Company to change the trading style or trading name of any aspect of the Business.
8.6 Neither the Seller nor the Company has taken any action or omitted any action as a result of which any Intellectual Property rights could become unenforceable.
8.7 The Company has not taken or omitted to take any action as a result of which any Intellectual Property Rights owned or licenced by the Company could become unenforceable. In particular –
8.7.1 all application and renewal fees and other steps required for the maintenance or protection of such rights have been paid on time or taken;
8.7.2 all know-how (including trade secrets and confidential information) owned or used by the Company has been kept confidential and has not been disclosed to third parties, other than to its customers in the ordinary course of business;
8.7.3 no mark, trade name or domain name identical or similar to any such rights

7
has been registered or is being used by any person, in the same or a similar business to that of the Company, in any country in which the Company has registered or is using that mark, trade name or domain name;
8.7.4 there are and have been no claims, challenges, disputes or proceedings, pending or threatened, in relation to the ownership, validity or use of such rights.
9
WARRANTIES RELATING TO THE CONTRACTS OF THE COMPANY
9.1 The Company is not bound by any contracts whatsoever other than contracts entered into in the normal and ordinary course of its business, all of which material contracts are of full force and effect according to their terms. To the
Seller's knowledge and belief, the Company is not in breach of any of its material obligations under a material contract which could result in any such contract being terminated against it.
9.2 The Seller is not aware of any fact or circumstance which will or is likely to result in any loss being suffered by the Company in respect of any contract or which will or is likely to form the basis of a claim to rectification at the instance of any other person.
9.3 The Company is not bound by any –
9.3.1 contract in restraint of trade or any management contract in terms of which a third party (including an entity within the DRD Group) provides management services to the Company;
9.3.2 contract which in any way restricts its freedom to carry on the whole or any part of its Business in the Republic of South Africa or elsewhere in such manner as it deems fit;
9.3.3 power of attorney;
9.3.4 outstanding offer or tender which may be converted into an obligation of the
Company by acceptance or other act by any person.
9.4 To the Seller's knowledge, other than the DRD Management Agreement, the
Company is not bound by any contract with any company within the DRD Group or any director or officer of the Seller which results in a cost to the Company in excess of R200,000 (two hundred thousand rand) per month and which is not capable of being cancelled on reasonable notice by the Company. In the event

8
that the Company is bound by a contract which results in a cost to the Company in excess of R200,000 (two hundred thousand rand) per month and which is not capable of being cancelled on reasonable notice by the Company, the Seller shall procure that all such contracts, other than the DRD Management
Agreement, are cancelled as soon as reasonably possible after the Part A
Closing Date.
9.5 The entering into of this Agreement and/or its implementation does not constitute a breach of any of the Company's contractual obligations nor will the entering into or implementation of this Agreement entitle any person to terminate or vary any material contract to which the Company is a party.
10
WARRANTIES RELATING TO TAX
10.1 All proper returns that may have become due by the Company from time to time under any law administered by the Commissioner for the South African Revenue
Service or an equivalent revenue authority in any foreign jurisdiction ("Revenue
Authority") have been duly made and such returns are not and, to the best of the
Seller's knowledge and belief, will not be the subject of any dispute with any
Revenue Authority.
10.2 All returns by the Company in respect of tax have been rendered on a proper basis, are correct and, to the best of the Seller's knowledge and belief, will not become the subject matter of any dispute with or claim by any Revenue Authority or any other competent authority.
10.3 No Revenue Authority has reopened, and to the best of the Seller's knowledge and belief no Revenue Authority will reopen, any existing tax assessment in respect of the Company and, to the best of the Seller's knowledge and belief, no grounds exist for the re-opening of any existing assessment.
10.4 The tax files relating to the correspondence with, and queries from, any Revenue
Authority have been made available by the Seller to the Purchaser and contain adequate records of all queries raised by any Revenue Authority official and the replies thereto.
10.5 To the Seller's knowledge and belief the Company is not in material breach of any law relating to tax.
10.6 The Company is not engaged in or a party to any appeal against the disallowance by a Revenue Authority of any objection lodged by the Company.

9
10.7 Save to the extent specifically provided in the Company's Audited Accounts, no liability for tax on the part of the Company has been postponed, nor has any agreement been entered into between the Company and a Revenue Authority to that effect.
10.8 All liability for tax arising for all periods prior to the Part A Closing Date, is provided for in the Company's Audited Accounts in all material respects, save to the extent disclosed in the Disclosure Schedule.
10.9 To the best of the Seller's knowledge and belief –
10.10       no facts or circumstances exist which could cause a Revenue Authority to disallow any existing assessed loss or the carrying forward of such loss; and
10.11       the Company has not been a party to any scheme or arrangement of which the sole or main purpose was the avoidance or postponement of or reduction in liability to tax.
10.12       The Company is duly registered as a vendor in terms of the Value-Added Tax
Act, No 89 of 1991.
11
WARRANTIES IN RESPECT OF THE IMMOVABLE PROPERTY
11.1 The Company does not lease any premises.
11.2 The Company is the holder of all surface rights permits in respect of the
Immovable Property and has not entered into an agreement or arrangement with any third party for the sale of such surface right permits.
11.3 The Company is the sole registered and beneficial owner of the Immovable
Property.
11.4 All fixtures and fittings of a permanent nature included in the Immovable Property are fully paid for, owned by the Company.
11.5 The Company will not have sold nor have alienated the Immovable Property, nor will it have granted to any third party the right to acquire, either by way of option or right of pre-emption, the Immovable Property or any right or interest therein.
11.6 As at the Signature Date, the Seller has no knowledge of any actual, pending or proposed expropriation for whatever purpose, or which will or may affect the
Immovable Property in any manner whatsoever, either directly or indirectly.

10
11.7 To the best of the Seller's knowledge, neither the Immovable Property nor any part thereof is subject to any lawful right of occupation by any person.
11.8 The Company has made all payments due in respect of municipal and/or other assessment rates, taxes and other imposts of whatsoever nature in respect of the
Immovable Property, and all charges in respect of water, sewerage, gas and electricity supplied to or consumed on the Immovable Property.
11.9 No buildings erected on the Immovable Property encroach on any neighbouring properties or vice versa.
11.10      The Immovable Property is not subject to any mortgage, pledge, lien, notarial bond or other similar real right.
11.11       No one, other than the Company, has any right or contingent right to claim ownership, transfer or any servitude in respect of the Immovable Property, save only as disclosed in the title deed relating thereto.
11.12       As at the Signature Date, the Seller has no knowledge of any lodged or pending claim, or any claim which is likely or contemplated, relating to the Immovable
Property or any part thereof, or any property immediately adjacent thereto, in terms of or pursuant to the Restitution of Land Rights Act, No 22 of 1994, which will or may affect the Immovable Property in any manner whatsoever, either directly or indirectly.
12
WARRANTIES RELATING TO THE AUDITED ACCOUNTS
12.1 Each of the Audited Accounts –
12.1.1 comply with the requirements of the Companies Act;
12.1.2 have been prepared in accordance with IFRS;
12.1.3 comply with IFRS in all material respects;
12.1.4 fairly present the financial position, operations and results of the Company,
Doornfontein and the Environmental Trust Fund as at the close of business at the end of the financial period to which they relate;
12.1.5 save as noted therein, reflect no change in any of the bases of accounting or accounting principles used in respect of any material item;
12.1.6 have, as at the Signature Date, been reported on without any qualification

11
other than in respect of post-balance sheet events; and
12.1.7 have been approved and signed by the directors of the Company, the directors of Doornfontein or the trustees of the Environmental Trust Fund, as the case may be.
12.2 All provisions contained or brought to account are adequate and sufficient in respect of the matters to which they relate, including but not limited to foreign exchange commitments.
12.3 The financial year end of the Company is 30 June and the Company has not had
any other year end in the 5 (five) years preceding the Signature Date.
13
WARRANTIES RELATING TO DISCLOSURES MADE TO THE PURCHASER
The Seller has made a full and complete disclosure to the Purchaser of the affairs of the Company and all material information of whatsoever nature or kind has been disclosed to the Purchaser which would have been material in the decision of the
Purchaser to enter into this Agreement, either at all or on the terms and conditions set out herein.
14
MINING RIGHTS
14.1 The Old Order Mining Right is in good order and standing and Seller is lawfully authorised to hold its interest in the Mining Right.
14.2 Applying customary standards in the mining industry in South Africa -
14.2.1 the Old Order Mining Right, and the underlying mineral right relating thereto, has been properly recorded in compliance with applicable laws;
14.2.2 any and all assessment work required to be performed and filed in respect of the Old Order Mining Right has been performed and filed;
14.2.3 registration under the Mineral and Petroleum Resources Royalty
(Administration) Act, No 29 of 2008 has been completed and payment of royalties as provided under the MPRDA are fully paid;
14.2.4 any and all taxes and other payments required to be paid in respect of the Old
Order Mining Right have been paid;
14.2.5 as at the Signature Date, there is no adverse claim or challenge in progress or, to the knowledge of Seller, pending or threatened against, or to, the title to

12
or ownership of the Old Order Mining Right;
14.2.6 the Seller has the right to deal with its interest in the Old Order Mining Right to the extent permissible by the MPRDA;
14.2.7 no person has any material interest in the Old Order Mining Right or any right to acquire such interest or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;
14.2.8 there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Seller's interest in the Old
Order Mining Right; and
14.2.9 as at the Signature Date, the Seller has not received any notice, whether written or oral from any governmental authority or any person with jurisdiction or applicable authority -
14.2.9.1 of any suspension, limitation, revocation or intention to suspend, limit or revoke Seller's interests in the Old Order Mining Right;
14.2.9.2 which is indicative that the Conversion will be delayed or refused;
14.3 To the best of Seller's knowledge and belief, there will be no bar to the cession of the New Order Mining Right to Purchaser following the Share Sale Consent.
14.4 The Seller has provided Purchaser with access to full and complete copies of all exploration and production information and data with respect to the Old Order
Mining Right within the possession or control of the DRD Group, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the
Old Order Mining Right and the DRD Group has the sole right, title, ownership and right to use all such information, data reports and studies.
14.5 To the knowledge of the Seller, all work and activities carried out on the Old
Order Mining Right by the DRD Group, by any other person appointed by Seller or any of its affiliates have been carried out in all material respects in compliance with all applicable laws, excluding Environmental Laws, and neither the DRD
Group nor any other person as envisaged above, has received any notice of any material breach of any such applicable laws.
14.6 The Seller and the Company are in compliance with the MPRDA insofar as it

13
relates to the broad based socio-economic empowerment objectives in the
Mining Charter with respect to Old Order Mining Right or the Conversion including, without limitation, as a result of any correspondence (oral or written)
with the DMR.
14.7 The Seller and its affiliates have made full disclosure to Purchaser of all material facts of which Seller and its affiliates have knowledge relating to the Old Order
Mining Right and the Conversion.

ANNEXURE "8"
WORKING CAPITAL CALCULATION

The Working Capital as at 1 February 2012 shall be calculated in accordance with the following table, which, for illustrative purposes sets out the actual figures as at 31 December 2011:

Description
As at
31 December 2011
Rands
Add:

Inventories - Stores
24 024 000.00
Inventories - Gold 14 451 000.00
Accounts Receivable 33 942 000.00
Metals on Consignment 16,168,000.00
Cash and Deposits 8 342 000.00

Less:
Accounts Payable -58 571 000.00
Accrued Expenses -43 163 000.00
Working capital surplus/(deficit)
-4 907 000.00

ANNEXURE "9"
TRANSFER SECRETARY INSTRUCTION
TO: Link Market Services South Africa (Proprietary) Limited
DATE:
Dear Sir
INSTRUCTION TO ISSUE VMR SHARES
1
A sale of shares and claims agreement was entered into between inter alia Village
Main Reef Limited ("Village") and DRDGOLD Limited ("DRD") on [ ] ("Sale
Agreement").
2 In terms of the Sale Agreement, Village is obliged to issue and deliver to DRD
85,714,286 (eighty five million seven hundred and fourteen two hundred and eighty six thousand) new ordinary shares of R0.125 (twelve and half cents) each in Village
("Village Shares") on [insert Part A Closing Date] upon delivery of certain assets to Village.
3 We hereby irrevocably and unconditionally instruct you, to give effect to the issue and delivery of 85,714,286 (eighty five million seven hundred and fourteen two hundred and eighty six thousand) Village Shares to DRD on [insert Part A Closing
Date] by making the appropriate entries in Village's register(s) and by –
3.1 delivering 65,714,286 (sixty five million seven hundred and fourteen thousand two hundred and eighty six) uncertificated Village Shares to DRD by giving appropriate instructions to STRATE Limited and DRD's CSDP and ensuring that those instructions are carried into effect. DRD's CSDP and broker details for this transaction are –
Details                                                           CSDP
Broker
Name                                                             FNB
Investec
Bank Clearing Code 253455 N/A
Bank Safe Custody Acc No ZA0000035961 N/A
BIC                                                                 FIRNZAJJ896
IVESZAJ2XXX
Strate Business Partner ID ZA100043 N/A
Bank CSD SCA Acc No 20004743 N/A
Broker reference N/A 1358613
; and

2
3.2 delivering the remaining 20,000,000 (twenty million) certificated Village Shares to
DRD by delivering a share certificate in respect of such Village Shares to
[insert], being the Escrow Agent. The Escrow Agent's details are as follows –
3.2.1                 Contact name:   [insert];
3.2.2                 Contact number:   [insert];
3.2.3                 Address:   [insert].
Yours faithfully
For:
VILLAGE MAIN REEF LIMITED
________________________________
Signatory:
We, Link Market Services South Africa (Proprietary) Limited acknowledge receipt of the above instruction and irrevocably undertake to give effect to it on [insert Part A Closing
Date].
SIGNED AT                                          ON                                                                              2011.
For:
LINK MARKET SERVICES SOUTH AFRICA (PROPRIETARY) LIMITED
________________________________
Signatory:

ANNEXURE "10"
VIRTUAL DATA ROOM INDEX
1.    Financial
Blyvoor all inclusive at end Sept 2011
Blyvoor Annual Financial Statements 2010
Blyvoor Audit Pack 2011
BR Budget Format
Budget 2011-2012
Business Review Format Dec 2009
Business Review Format Dec 2010
Business Review Format June 2010
Business Review Format June 2011
Business Review Format Mar 2010
Business Review Format Mar 2011
Business Review Format Sep 2009
Business Review Format Sep 2010
Copy of Business Review Format Sep 2011
Employee database as at July 2011
HO Loan Account 18 months
Internal Audit reports summary Blyvoor 2009 to 2011
List of bonus schemes
Top 25 supplier contracts
Doornfontein Annual Financial Statements 2010
Blyvoor Rehab Trust AFS 2011 – signed
Blyvoor Annual Financial Statements 2011 – signed
Doornfontein Annual Financial Statements 2011 – signed
Budget presentation 5 July 2011 DRDGold – Approved
MB Budget Cost Split Revised costs 5 July 2011
2.    Tax
2010 Tax return and details of Trust Fund
Revised IT34 Assessment 2007
Revised IT34 Assessment 2008
Revised IT34 Assessment 2009
Revised IT34 Assessment 2010
3.    Legal
Terms of appointment - business rescue practitioner
Blyvoor share certificates
Addendum to Corp Services Agreement
Corporate Services Agreement

2
Inter Company Loan Agreement
Litigation Material matters
Blyvoor A Pref Share Agreement
Blyvoor B Pref Share Agreement
Blyvoor C Pref Share Agreement
Rand Refinery Shareholders Agreement (part 1)
Rand Refinery Shareholders Agreement (part 2)
BGM - AGA letter of acceptance Savuka
Blyvoor Savuka LoI_7July2011 – AGA
Offer from AngloGold – Savuka
Blyvoor wage agreement 2011 – 2014
DRDGold Ltd_ Signed Motor Fleet Policy_2011_sz_20110912
DRDGold Ltd_Com Crime_Gen_Policy Doc _Chartis_jkr_20110805
DRDGold Ltd_Motorfleet_250 Vehicles_Roadside Assist_jkr_20110908
DRDGold Ltd_Tech_CAR_Signed Policy Wording_jkr_20110720
DRDGold_Tech_SignedPolicy_2011_2012_HIV_wording_jkr_20110720
Litigation Schedule
Rand Refinery Agreement
BV Doornfontein Share Certificates
Doornfontein Articles of Association
Blyvooruitzicht Articles of Association
4.    Operational
BLY LOM without mining limitations
Discounted LOM and impaired costs
L O M - May 2011 Version 2
L O M - May 2011
Final Res Res summary - June 2011
jr_DRD_Resource_Reserve_Review 2011
Internal Desktop Study Option 4 - Capital Pump up 5 Shaft
Savuka Block Estimates
Savuka mining pre feasibility 31 May 2011
5.    Environmental
Item 1 Part 1 BLYV GM EMP doc to NNR 12 Apr 2011
Item 1 Part 2 BLYV GM EMP doc to NNR 12 Apr 2011
Item 1 Part 3 BLYV GM EMP doc to NNR 12 Apr 2011
Item 2 DWA Water User Lic 19Jul2011
Item 3 Part 4 BLYV GM EMP doc to NNR 12 Apr 2011
Item 3 Part 5 BLYV GM EMP doc to NNR 12 Apr 2011

3
BLYVOOR IWWMP
BV Rehab liab assess - SIBANEKILE DRD QUANT 15 Aug 2011
Blyvoor Rehab trust AFS 2011
Annual Report Dam 6 Tailings 8 Sept 2010
Annual Report Dam 6 Tailings 12 Jul 2011
BUGM dam 6 deposition capacity study 28 Aug 11
6.    Health & Safety
BGM Quarterly report March 2011
Section 54's
7.    Controls
Draft Summary of control deficiencies noted 2009 to 2011
8.    Section Plans
B Section: 6 9 STOPE
B Section: CL D2 DEV
B Section: CL D2
B Section: CL D4
B Section: MR E4 DEV
B Section: MR E4
J Section: 41 SAVUKA
J Section: CL 6 7
J Section: CL 6 8 2
J Section: CL 6 8
J Section: CL 6 9
J Section: CL 6 10
J Section: CL 7 8 2
J Section: CL 7 8
J Section: CL G3
K Section: CL 5 9
K Section: MR 5 8
K Section: MR 5 9 2
K Section: MR 5 9
M Section: CL 3 8

4
M Section: CL 5 5
M Section: MR 4 7
M Section: MR 4 8
M Section: MR 4 9
S Section CL 5 10
S Section CL 6 0
S Section: CL 6 8
S Section: CL 6 9
S Section: CL G3
S Section: CL G4
S Section: MR 5 10
S Section: MR F3
T Section: CL 6 8 2
T Section: CL 6 8
T Section: CL 6 9
T Section: CL 6 10
T Section: CL 7 8
9.    Files to VMR 2011
Conversion Lodgement Folder 1 – Application and Supp Docs
Conversion Lodgement Folder 2 – SLP
Lodgement 3A Titles Permits & Plans
Conversion Lodgement Folder 3B Title Deed Copies
Lodgement Approved EMP
10.  New info 2012
EMP 2007
BV Mine Works Program
Social and Labour Plan 4
th
Sub 28 Nov 2011
Various Supplementary